NOVOGEN LIMITED
ABN 37-063-259-754
www.novogen.com

140 Wicks Road, NORTH RYDE, NSW, 2113

Telephone: 02 9878 0088

APPENDIX 4E

incorporating

ANNUAL REPORT

FOR THE YEAR ENDED

30 JUNE, 2011

RESULTS FOR ANNOUNCEMENT TO THE MARKET
				$’000
Revenue from continuing operations	up	13.5%	to	2,025
Loss after income tax from continuing operations	down	30.8%	to	(10,946)
Net loss for the period attributable to members	down	47.4%	to	(6,498)

The amounts included in this report are for the financial year ended 30 June, 2011. Comparative figures are for the previous corresponding period being the financial year ended 30 June, 2010 unless otherwise stated.

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the year ended 30 June, 2011.

Refer to Operating and Financial Review shown in the attached Directors’ Report for an explanation of the above disclosures.

CONTENTS

Page No.

Directors' Report	4 – 30
Auditor’s Independence Declaration	31
Corporate Governance Statement	32 – 36
Statement of Comprehensive Income	37
Statement of Financial Position	38
Statement of Changes in Equity	39
Statement of Cash Flows	40
Notes to the Financial Statements	41 – 85
Directors' Declaration	86
Independent Audit Report to the Members	87 – 88
ASX additional information	89 – 90

DIRECTORS’ REPORT

Your Directors submit their report for the year ended 30 June, 2011.

This annual report has been based on financial statements which have been audited.

DIRECTORS

The names and details of the Company’s Directors at the date of this report are as follows:

Mr WD Rueckert – elected Chairman 18 October, 2010.
Mr JT Austin – appointed 20 September, 2010
Mr PDA Scutt – appointed 29 October, 2010
Mr PR White – appointed 20 September, 2010
Mr RC Youngman – appointed 20 September, 2010

Former directors who served during the twelve months ended 30 June, 2011:

Mr PA Johnston – resigned as Chairman and Director 18 October, 2010.
Mr GM Leppinus – retired 29 October, 2010
Professor PJ Nestel AO – retired 29 October, 2010

Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

William D Rueckert Non-executive Chairman

Mr Rueckert has been director of the Company since March 2009 and was elected Chairman of Novogen Limited effective 18 October, 2010. Mr Rueckert was a Director of Marshall Edwards, Inc. between March 2007 and March 2009 and was reappointed as a Director in March 2011. Mr Rueckert is the Managing Member of Oyster Management Group LLC an investment fund specialising in community banks. From 1991 to 2006 he was President and Director of Rosow & Company, a private investment firm based in Connecticut with interests in the petroleum and resort development industries. From 1981 until 1988 he was President of United States Oil Company, a publicly traded oil exploration business. Among his many civic associations, Mr Rueckert is Director and President of the Cleveland H. Dodge Foundation, a private philanthropic organisation in New York City and Chairman of the Board of the Trustees of Teachers College, Columbia University.

Other current and former directorships held in the last three years

Mr Rueckert is currently a Director of Chelsea Therapeutics, Inc. a Nasdaq listed drug development company and Fairfield County Bank, a community bank in Ridgefield, Connecticut. Mr Rueckert is currently a Director of NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

During the last three years Mr Rueckert has served as a Director for the Emergency Filtration Products, Inc. and Rapid Pathogen Screening, Inc.

Special responsibilities

Chairman of the Board
Chairman of the Remuneration Committee
Chairman of the Audit Committee

DIRECTORS’ REPORT

Josiah T AustinNon-executive Director

Mr Austin is a United States resident and the largest shareholder in Novogen.  He is managing member of El Coronado Holdings, LLC, a privately owned investment holding company, which invests in public and private companies. He and his family own and operate agricultural properties in the states of Arizona, Montana, and Northern Sonora, Mexico through El Coronado Ranch & Cattle Company, LLC and other entities. Mr Austin previously served on the Board of Directors of Monterey Bay Bancorp of Watsonville, California, and is a prior board member of New York Bancorp, Inc., and North Fork Bancorporation.

Other current and former directorships held in the last three years

During the last three years Mr Austin has served as Director of Goodrich Petroleum, Inc., a position he has held since 2002.

Peter DA ScuttNon-executive Director
B Com

Mr Scutt is an Australian based corporate advisor who is currently a consultant to specialist corporate advisory house, Spark Capital. Mr Scutt has broad investment and corporate finance experience through his past positions as cofounded and CEO of Texel Capital and managing partner of BT Venture Partners. His early career was highlighted by senior positions, over a 12 year period, at Bankers Trust Company both in Australia and New York where he was a partner and senior managing director. Mr Scutt has a Bachelor of Commerce from the University of NSW.

During the last three years Mr Scutt has served as an alternate Director of Print and Digital Publishing Pty Ltd.

Ross C Youngman Non-executive Director
B Com, MBA

Based in Australia, Mr Youngman is co-founder and Chief Executive Officer of Five Oceans Asset Management and has over 25 years' international experience in the finance industry covering stockbroking, financial planning and asset management.  He spent 12 years with Bankers Trust and Deutsche Bank in both Sydney and New York and was most recently Chief Executive Officer of Deutsche Asset Management in Australia. Prior positions included Head of Deutsche Asset Management's US mutual fund business and Head of BT Funds Management's US asset management business. Mr Youngman has a Bachelor of Commerce from the University of Tasmania and an MBA from Columbia Business School, New York.

Peter R White Non-executive Director
AB, MBA

Mr White is a United States resident and is a corporate finance professional with over 30 years’ experience in financing and advising companies in the US.  He has broad industry experience including technology, media and communications, business services and energy distribution.  Among current responsibilities, Mr White is building a leveraged finance business servicing private equity firms in the US for RBS Citizens Bank.  Mr White has previously worked in senior positions for several large North American financial services leaders, including BankBoston, Fleet Securities, GE Capital CIT Group and TD Bank. Mr White was educated at Dartmouth College, AB Cum Laude 1977 and has an MBA from The Wharton School - University of Pennsylvania.

DIRECTORS’ REPORT

Philip A Johnston Non-executive Chairman
Dip Eng (Production)

Non-executive Director since 1997, Mr Johnston was elected Chairman of Novogen Limited with effect from 1 January, 2001. Mr Johnston has extensive experience in the pharmaceutical industry including 9 years as an Executive Director of Wellcome Australia Limited. He was previously a Director of two subsidiary Companies of GlaxoWellcome. He has had responsibility for production, distribution, quality assurance and consumer product development and has been directly involved in the establishment of strategic alliances and joint ventures. He has completed a number of executive development programs including the University of NSW and the London Business School.

Other current and former directorships held in the last three years

During the last three years Mr Johnston has served as a Director of the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

Special responsibilities

Chairman of the Board (resigned 18 October, 2010)
Chairman of the Remuneration Committee (resigned 18 October, 2010)
Member of the Audit Committee (resigned 18 October, 2010)

Geoffrey M Leppinus Non-executive Director
BEc, FCA

Non-executive Director since February 2005, Mr Leppinus was, until July 2002, a Senior Audit and Advisory partner of KPMG with over 30 years experience in professional accounting and auditing. At KPMG he was responsible for the audit of a number of large public companies and the Australian subsidiaries of US listed public corporations. Mr Leppinus has experience in the assessment of systems of internal control over financial reporting and the financial reporting requirements applicable to listed public companies. He has also had a wide range of experience in conducting due diligence for business acquisitions. Mr Leppinus has served as a member of the Australian Auditing Standards Board and member of the State Council of the Institute of Chartered Accountants in Australia.

Special responsibilities

Chairman of the Audit Committee (retired 29 October, 2010)
Member of the Remuneration Committee (retired 29 October, 2010)

Professor Paul J Nestel Non-executive Director
AO, MD, FTSE, FRACP, FAHA, FCSANZ

Professor Nestel is currently on the Senior Faculty at the Baker Heart Research & Diabetes Institute, Melbourne. Professor Nestel is also a Consultant Physician at the Alfred Hospital, Melbourne. He is Honorary Professor of Medicine at Deakin University, Melbourne. He was formerly Clinical Professor in Medicine, The Flinders University of South Australia. Professor Nestel has been closely involved in national and international pharmaceutical trials of cardiovascular drugs. He has been and remains a member of national and international committees for research and policy on cardiovascular disease. He has published over 420 scientific and medical papers and is a Fellow of the Australian Academy of Technological Sciences and Engineering, the Royal Australasian College of Physicians, a Fellow of the American Heart Association and a Fellow of the Cardiac Society of Australia and New Zealand. Professor Nestel is an Officer of the Order of Australia and recipient of the Centenary Medal.

Other current and former directorships held in the last three years

During the last three years Professor Nestel has served as a Director for the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

DIRECTORS’ REPORT

Special responsibilities

Member of the Remuneration Committee (retired 29 October, 2010)
Member of the Audit Committee (retired 29 October, 2010)

COMPANY SECRETARY

Ronald L Erratt
FINA

Mr Erratt has been the Company Secretary of Novogen Limited since it floated on the Australian Stock Exchange in 1994. He is also the Company Secretary for all the wholly-owned subsidiaries of Novogen. Mr Erratt has over 30 years experience in accounting and commercial roles. Prior to joining Novogen he was the Director of Superannuation Fund Administration at Towers Perrin, an international firm of Actuaries and Management Consultants.

Mr Erratt’s employment was terminated on 31 December, 2010. However he continues to provide consulting services to the Company and has remained as the Company Secretary following the termination of his employment.

Directors' interests in the shares and options of the Company

At the date of this report the interests of the Directors, and their related parties, in the shares and options of Novogen Limited were:

	Ordinary shares fully paid	Options
		Number outstanding	Exercise price	Expiry date
JT Austin	20,288,053	-
WD Rueckert	5,000	375,000	0.2970	26 January 2015
P Scutt	-	375,000	0.2970	26 January 2015
PR White	-	375,000	0.2970	26 January 2015
R Youngman	-	375,000	0.2970	26 January 2015
	20,293,053	1,125,000

DIRECTORS’ REPORT

KEY FINANCIAL DATA

	2011	2010	Percentage
	$'000	$'000	change

Revenue from continuing operations	2,025	1,784	13.5%
Loss from ordinary activities after tax attributable to members	(6,498)	(12,345)	(47.4%)
Loss for the period attributable to members	(6,498)	(12,345)	(47.4%)
Net tangible assets per share (dollars)	0.04	0.13

Earnings per share

	2011	2010
	Cents	Cents
Basic and diluted earnings/(loss) per share from continuing operations	(6.4)	(12.1)

Dividends paid or recommended

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the year.

DIRECTORS’ REPORT

Corporate Information

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited shares are publicly traded on the Australian Stock Exchange (ASX). The trading symbol on the ASX is “NRT”.

Novogen Limited’s ordinary shares trade in the US in the form of ADRs on the NASDAQ Capital Market. Each ADR represents five ordinary Novogen shares. The trading symbol on NASDAQ is “NVGN”.

Nature of operations and principle activities

The principle activities of the entities within the Group during the year were:

•	pharmaceutical research and development; and
•	marketing of consumer healthcare products.

Employees

The Group employed 21 people as at 30 June, 2011 (2010: 37 people).

DIRECTORS’ REPORT

OPERATING AND FINANCIAL REVIEW

Operating results for the year

Cash resources

At 30 June, 2011, the Group had total funds of $6.0 million compared to $15.1 million at 30 June, 2010. Cash was used to fund the Group’s operations including the drug development program undertaken by Novogen’s US subsidiaries Marshall Edwards, Inc. (“MEI”), Glycotex, Inc. (“Glycotex”) and in connection with the restructuring of the Australian business following the transfer of the drug development program to MEI.

Revenue

The Group earned revenues from continuing operations for the year ended 30 June, 2011 of $2.0 million versus $1.8 million in the previous corresponding period. The increase relates to additional royalty revenue recognised and dividend income received from a small investment the Company holds in Nox Technology, which was partially offset by a decrease in interest earned due to a reduction in cash balances held.

The Company has been looking at strategic alternatives for its consumer products business. The consumer products business is not part of the Company’s longer term focus of therapeutic drug development, which the Company is undertaking through its majority owned subsidiaries MEI and Glycotex. The Company commenced a planned process to dispose of this business and in April 2011 appointed a financial advisor to actively search for a buyer and complete the plan. This business has been classified as a discontinuing operation for the purposes of this report.

The group earned revenue from discontinuing operations for the year ended 30 June, 2011 of $11.4 million versus $8.1 million for the year ended 30 June, 2010.

Consumer product sales

Sales of consumer health care products for the year ended 30 June, 2011 were $10.8 million, an increase of $2.8 million from $8.0 million for the twelve months ended 30 June, 2010. The increase was primarily related to new distribution in Brazil and increased volume sold to our distributor in Italy.

Other revenue from discontinuing operations for the year ended 30 June, 2011 was $0.5 million, an increase of $0.4 million from $0.1 million for the twelve months ended 30 June, 2010. The increase was as a result of signing an amended licence agreement with a European distributor to sell an alternate red clover product. This agreement replaces a previous licence agreement and included an upfront licence fee and an ongoing minimum royalty fee.

Net loss

The operating loss attributable to Novogen shareholders for the financial year, after allowing for losses attributable to non-controlling interests of $2.9 million, reduced by $5.8 million or 47% to $6.5 million from a loss of $12.3 million for the previous year.

The net loss from continuing operations after income tax for the consolidated Group for the year ended 30 June, 2011 reduced by $3.3 million to $12.9 million from $16.2 million for the previous year. The reduction in the Group’s net loss for the year ended 30 June, 2011 was primarily due to reduced research and development costs as the Company is refocusing on smaller clinical studies of its next generation drug candidates, representing savings from the large Phase III OVATURE study conducted in previous years. These savings have been partially offset by increased administrative expenses associated with the termination payments made in relation to the restructuring of the Austrialian business and the increased costs of developing the US management team in MEI, to progress the Company’s oncology drug development program.

DIRECTORS’ REPORT

The net profit from discontinuing operations was $3.5 million for the year ended 30 June, 2011 compared to $0.9 million for the previous year ended 30 June, 2010. The increased profit was primarily as a result of the increased revenue earned from Brazil and Italy, combined with currency gains by this business segment, which are partially offset by corresponding currency movements in the Company’s other business segments. The net profit from discontinuing operations, before tax and currency movements, for the year ended 30 June, 2011, was $1.5 million compared to $0.6 million for the year ended 30 June, 2010.

Corporate developments

Novogen

Board of Directors
On 20 September, 2010 the Company appointed three new Directors. The new appointments were Mr Ross Youngman, Mr Peter White and Mr Josiah T Austin. More information on each of the Directors is contained under the item “Directors” commencing on page 4.

William Rueckert was appointed Chairman on 18 October, 2010, following the resignation of Philip Johnston as both Chairman and a director. The Board of Novogen accepted Mr Johnston’s resignation with regret and expressed appreciation for his years of dedicated service to the Company. Mr Johnston joined the Board in 1997 and had served as Chairman since 2001.

At the Company’s AGM on 29 October, 2010, Mr Geoff Leppinus and Professor Paul Nestel AO retired as directors of the Company. Geoff Leppinus joined the Board in 2005 and chaired the Audit Committee for each of his years on the Board. Professor Paul Nestel served a Director of both Novogen and MEI for more than 10 years.

On 29 October, 2010, Mr Peter Scutt was appointed to the Board. Peter brings broad investment and corporate finance experience to Novogen. More information is contained under the item “Directors” commencing on page 4.

Transfer of R&D function to the US
Following the unfavourable outcome of the OVATURE clinical trial, Novogen has restructured its business, setting up a new management team in the US to manage the oncology drug development program through the subsidiary MEI. As part of this restructuring, the Company has taken the strategic decision to shift resources from the drug discovery program to the drug development of the existing drugs contained in the Company’s intellectual property portfolio. This has resulted in the Company winding down the scientific operations in Australia and investing in key personnel in MEI to continue the drug development program. In winding up the scientific operations in Australia, the Company retrenched 10 staff in December 2010 with a further 5 staff being retrenched in the period ended 30 June, 2011.

MEI has employed 9 additional staff members during the year to build the team to progress the development of the Company’s oncology drug candidates.

DIRECTORS’ REPORT

IP sale to MEI
On 10 May, 2011 the asset purchase agreement entered into between the MEI, Novogen Limited, and Novogen Research Pty Limited on 21 December, 2010 was completed. The closing of the transaction followed approval at a meeting of Novogen shareholders on 6 May, 2011. The agreement was previously approved at MEI’s Annual Meeting of Stockholders on 13 April, 2011. Under the agreement, MEI acquired Novogen’s isoflavone-based intellectual property portfolio in exchange for issuing Novogen 1,000 shares of Class A Preferred Stock. Each share of Preferred Stock is convertible into 4,827 shares of MEI common stock for an aggregate of 4,827,000 shares, valued in total at US$4 million based on the volume weighted average price over the 20 trading days prior to the date of the execution of the asset purchase agreement. Should any of the acquired assets achieve a statistically significant result in a Phase II clinical trial or the first patient is enrolled in a Phase III clinical trial, each share of Class A Preferred Stock not already converted will become convertible into 9,654 of MEI’s common stock. MEI can buy back the Preferred Stock at any time within five years at a total price of US$12 million.

ADM Royalty
During the year the Company renegotiated the licence agreement in place with Archer Daniels Midlands Company (“ADM”) which related to the Company’s soy patents. The result was that the Company will receive an upfront cash payment of US$2.9 million (less any withholding tax payable) as the full consideration for all unpaid amounts otherwise payable by ADM for the period to 31 May, 2013. These funds were received in July, 2011.

Nasdaq
On 23 July, 2010 the Company received a notice from Nasdaq advising that it was no longer in compliance with the Nasdaq listing requirements allowing 180 days to correct the non-compliance.  The Company was granted an additional 180 calendar days, or until 18 July, 2011, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A).

On 6 April, 2011 the Company received a further notice from Nasdaq confirming that for the ten consecutive business days, from 23 March, 2011 to 5 April, 2011, the closing bid price of the Company’s American Depository Receipts (“ADR’s”) had been at US$1.00 per ADR or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2) and this matter is now closed.

A further notice was received from Nasdaq on 21 July, 2011. Information regarding this notice is contained below under the item “Significant events after the end of the reporting period”.

Notification from the Nasdaq Stock Market has no bearing on the ASX listing.

Marshall Edwards

Capital Raising
On 7 February, 2011, MEI entered into an At Market Issuance Sales Agreement with McNicoll, Lewis & Vlak LLC (“MLV”), under which MEI may, from time to time, issue and sell through MLV, as MEI’s agent, shares of its common stock pursuant to a prospectus supplement related to a shelf registration statement covering sales of common stock with an aggregate offering price of up to US$1,815,000, which MEI filed with the SEC on the same date. During February and March 2011, MEI issued 55,201 shares of common stock under a sales agreement for US$131,000, resulting in net proceeds of US$48,000 after deducting offering-related expenses.

DIRECTORS’ REPORT

On 17 March, 2011, MEI entered into a Stock Purchase Agreement with Ironridge Global Biopharma (“Ironridge”), a division of Ironridge Global IV, Ltd. During March 2011, pursuant to this agreement, MEI issued to Ironridge (i) 644,347 shares of common stock for US$1,001,700, and (ii) 742 shares of MEI’s Series B preferred stock, US$0.01 par value, at a purchase price of US$1,000 per share. Additionally, Ironridge paid US$742,000 in cash for 742 Series B Preferred Shares. On 31 March, 2011, MEI redeemed and cancelled all of the outstanding Series B Preferred Shares that had been issued to Ironridge, and cancelled the promissory notes as payment to Ironridge for redemption of the Series B Preferred Shares. The Company’s cash proceeds from the transactions with Ironridge were US$687,000, after deducting offering-related expenses.

On 2 May, 2011, MEI announced that it has entered into a definitive Securities Purchase Agreement with certain institutional investors to sell in a private placement common stock and warrants for gross proceeds of up to US$4 million, before deducting fees and expenses of the offering, of which approximately US$1.1 million would result from the sale of approximately 835,217 shares of common stock at US$1.333 per share. The remaining US$2.9 million would be subject to the exercise of one-year series B warrants at their initial exercise price of US$1.333 per share and the fulfilment or waiver of certain conditions.

MEI will also issue series A warrants which will initially represent the right to purchase up to 626,413 shares of common stock exercisable after six months for a period of five years and subject to proportionate increases to the extent the series B warrants are exercised. Series C warrants may entitle the holders to obtain additional shares of common stock exercisable in the event the trading price of the common stock is below certain levels on specified future dates during a period of up to one year following the closing date.

On 16 May, 2011, MEI entered into an Amended and Restated Securities Purchase Agreement with certain accredited investors (the “Purchasers”) which amends and restates in its entirety the Securities Purchase Agreement, dated 2 May, 2011. The Amended Purchase Agreement eliminates the series C warrants provided for in the Original Purchase Agreement and provides for the issuance of additional shares (the “Adjustment Shares”) of the Company’s common stock, and cash payments to the Purchasers to the extent the trading price of the common stock is below certain levels on the adjustment dates.

Pursuant to the Amended and Restated Securities Purchase Agreement, on 18 May, 2011 MEI issued to the Purchasers: (i) 835,217 shares of common stock, at a purchase price of US$1.333 per share; (ii) series A warrants which will initially represent the right to purchase up to 626,413 shares of common stock; and (iii) series B warrants which will initially represent the right to purchase up to 2,165,534 shares of common stock. In addition, MEI has agreed to issue to the Purchasers, Adjustment Shares, to the extent the applicable price of the common stock is below US$1.333 per share, but greater than or equal to US$0.75 per share, on certain dates during the one year period ending on the first anniversary of the date of the closing of the offering, including as a result of a subsequent offering by MEI of its securities at a price below the purchase price of the common shares. The number of Adjustment Shares issuable will initially be limited to 649,242, subject to proportionate increases to the extent the series B warrants have been exercised prior to the applicable adjustment date, up to a maximum of 2,332,583 shares. If the applicable price based on the trading price of the MEI’s common stock is below US$0.75 per share on any adjustment date, MEI will, in addition to issuing the applicable number of Adjustment Shares, refund to the Purchasers an amount in cash per share of common stock purchased by the Purchasers in the transaction based on the difference between US$0.75 and the price of the common stock on such adjustment date.

DIRECTORS’ REPORT

Upon the closing of the offering, the MEI has also agreed to issue to Roth Capital Partners, as placement agent, warrants for the purchase of an amount of common stock equal to 7% of the common shares, which warrants will be exercisable on the same terms, including as to the increase in the number of shares of common stock issuable upon exercise, as the series A warrants, as well as to pay a cash fee equal to 7% of the gross proceeds of the offering.

Nasdaq
In September 2009, MEI received a letter from The Nasdaq Stock Market (“Nasdaq”) notifying MEI that for the previous 30 consecutive business days the bid price of its common stock closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Rule 5450(a)(1). According to Nasdaq's letter, MEI would be afforded a grace period of 180 calendar days, or until 15 March, 2010, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A). In order to regain compliance, shares of MEI’s common stock must maintain a minimum bid closing price of at least US$1.00 per share for a minimum of ten consecutive business days during the grace period. On 16 March, 2010, MEI received notice from The Nasdaq Stock Market that it had not regained compliance and that MEI would be suspended from The Nasdaq Global Market on 25 March, 2010, unless it requested a hearing. On 23 March, 2010 MEI requested a hearing before the Nasdaq Hearings Panel. On 29 March, 2010, MEI stockholders approved an amendment to MEI's Restated Certificate of Incorporation to effect a reverse stock split of MEI's common stock at a 1-for-10 reverse split ratio. The reverse stock split of MEI’s outstanding common stock was effected on 31 March, 2010 on a 1-for-10 split adjusted basis. Following the reverse stock split, the closing bid price of MEI’s common stock closed above the US$1.00 minimum requirement for ten consecutive trading days. MEI received notification from The Nasdaq Stock Market that it had regained compliance with the US$1.00 minimum closing bid price in accordance with the Nasdaq Listing Rule 5450(a)(1). The Nasdaq Hearings Listing Qualifications Panel determined to continue the listing of MEI securities on the Nasdaq Stock Market and, therefore, the hearing before the Hearings Listing Qualifications Panel was cancelled. For the purpose of this report we have adjusted all share data presented retrospectively to incorporate the 1-for-10 reverse stock split.

On 18 May, 2010 MEI received a notice from Nasdaq indicating that MEI failed to comply with the minimum stockholders’ equity requirement set forth in Nasdaq Listing Rule 5450(b)(1)(A) for continued listing of its common stock on the Nasdaq Global Market because stockholders’ equity as of 31 March, 2010 as set forth in MEI’s quarterly report on Form 10-Q for the period ended 31 March, 2010 of US$9.16 million was below the US$10 million minimum stockholders’ equity requirement. The notice also stated that MEI would be provided 45 calendar days, or until 2 July, 2010, to submit a plan to regain compliance.

MEI responded to Nasdaq on 2 July, 2010. The response included plans to satisfy the listing requirements with respect to the maintaining a minimum US$10 million Shareholders’ equity value. MEI stated its intention to pursue a capital raising transaction within the time provided by Nasdaq rules if market conditions permit, to further fund development of its product candidates 1) triphendiol or its primary active metabolite NV-143, a potentially more potent, second generation analog of phenoxodiol; and 2) NV-128. In the alternative, MEI intended to apply to transfer the listing of its common stock from the Nasdaq Global Market to the Nasdaq Capital Market.

On 5 August, 2010, MEI received a letter from Nasdaq indicating that, based on the plan it submitted, Nasdaq has determined to grant it an extension, through 15 November, 2010, to regain compliance with the Rule by establishing stockholders’ equity of at least US$10,000,000.

DIRECTORS’ REPORT

On 16 November, 2010, MEI received a notification letter from the Listing Qualifications Staff of The Nasdaq Stock Market LLC notifying MEI that, based on its continued non-compliance with the minimum US$10,000,000 stockholders’ equity requirement for continued listing on The Nasdaq Global Market, as set forth in Listing Rule 5450(b)(1), MEI is subject to delisting from The Nasdaq Global Market unless it requested a hearing before a Nasdaq Listing Qualifications Panel (the “Panel”). MEI requested a hearing before the Panel. In connection with the hearing, which was held on 6 January, 2011, the Panel may grant MEI an additional compliance period of up to 180 calendar days from the date of the Nasdaq staff’s determination, or 16 May, 2011, to evidence compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Global Market. After consideration of information provided by MEI at the Panel meeting, and generally within 30 days, the Panel would issue a written decision.

On 14 July, 2010, MEI received notice from Nasdaq stating that for the last 30 consecutive business days, the Market Value of Publicly Held Shares closed below the minimum US$5 million required for continued listing on the Nasdaq Global Market under Nasdaq Rule 5450(b)(1)(C). Market Value of Publicly Held Shares is calculated by multiplying the publicly held shares, which is total shares outstanding less any shares held by officers, directors, or beneficial owners of 10% or more, by the consolidated closing bid price. Novogen Limited owned 71.3% of the outstanding common stock of MEI. Therefore, the value of Novogen Limited’s shares was excluded from the Market Value of Publicly Held Shares of MEI. According to Nasdaq’s letter, MEI was afforded a grace period of 180 calendar days, or until 10 January, 2011, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A). MEI did not resolve the deficiency by the end of the grace period, and on 21 January, 2011, MEI received notice from Nasdaq stating that MEI’s failure to regain compliance with the minimum Market Value of Publicly Held Shares would serve as an additional basis for delisting. The 21 January notice also stated that the Panel would consider this matter in their decision regarding MEI’s continued listing on the Nasdaq Global Market and invited MEI to present its views with respect to this additional deficiency to the Panel in writing no later than 28 January, 2011. On 28 January, 2011, MEI provided a formal written submission to Nasdaq detailing MEI’s plans to resolve this deficiency, and requested an exception through 16 May, 2011 to evidence compliance with the US$5 million Market Value of Publicly Held Shares requirement, as set forth in Listing Rule 5450(b)(1)(C).

On 14 March, 2011, MEI received a response from the Nasdaq Listing Qualifications Panel indicating that the request for a transfer and continued listing on the Nasdaq Capital Market had been granted pending verification by the Listing Qualifications Staff. MEI’s common stock began trading on the Nasdaq Capital Market on 16 March, 2011. On 23 March, 2011, MEI received approval from the Listing Qualifications Staff to transfer to the Nasdaq Capital Market Listing, effective 16 March, 2011.

Under Nasdaq rules, MEI are required to maintain minimum stockholders’ equity of US$2.5 million. If MEI stockholders’ equity falls below US$2.5 million, MEI would have 45 calendar days from the date of notification by Nasdaq to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the original notification for MEI to evidence compliance with this requirement. The sale of the shares of common stock and warrants issued in the private placement that closed on 18 May, 2011 will result in MEI recording a derivative liability under generally accepted accounting principles, based on certain anti-dilution provisions contained in the warrants and the Purchase Agreement (dated 18 May, 2011). MEI expects its stockholders’ equity will fall below US$2.5 million as a result of the derivative accounting treatment associated with the private placement and, therefore, may lead to de-listing of its common stock on the Nasdaq Stock Market, unless MEI are able to increase their stockholders’ equity through an equity offering or otherwise.

If MEI are not able to comply with the listing standards of the Nasdaq Capital Market, its common stock will be delisted from Nasdaq and an associated decrease in liquidity in the market for its common stock will occur.

DIRECTORS’ REPORT

Clinical development

The Company’s clinical development program is now run through Novogen’s subsidiaries MEI and Glycotex. MEI runs the Company’s oncology drug development program and Glycotex is developing the Glucan based wound healing technology.

MEI Clinical Product Development Programs

Program 1: NADH Oxidase Inhibitors

MEI’s first and most advanced program is a family of compounds that includes Phenoxodiol, a first-generation compound that has been well tolerated in more than 400 patients, and a next-generation compound called NV-143.

First Generation: Phenoxodiol
Phenoxodiol has been administered to more than 400 patients via oral or intravenous routes and appears to be well tolerated with low toxicity. In June 2010, MEI unblinded the results of its randomized OVATURE trial of orally administered Phenoxodiol in combination with platinum-based chemotherapy in women with recurrent ovarian cancer. The trial was closed in April 2009 with 142 out of a planned 340 patients enrolled. The final analysis determined that the trial did not show a statistically significant improvement in either its primary (progression-free survival) or secondary (overall survival) endpoints. In this trial, less than 1% of patients (one out of 142) achieved a clinical response in either arm, suggesting that in this patient population, Phenoxodiol does not overcome platinum-resistance when administered orally.

In a comparable Phase II clinical trial of intravenously administered Phenoxodiol in combination with platinum-based chemotherapy in a patient population comparable to that enrolled in the OVATURE study, a clinical response was observed in 30% of patients (six out of 20).

Pharmacokinetic studies suggest that significantly higher levels of active drug are measured when isoflavone compounds are administered intravenously versus the oral route. As a result of these findings, MEI intends to pursue the clinical development of its next-generation compounds using an intravenous formulation.

Next Generation: NV-143
NV-143 is the primary metabolite of Triphendiol, a second-generation derivative of Phenoxodiol. Pre-clinical studies show that NV-143 demonstrates enhanced anti-tumor activity against a broad range of tumor cell lines when used alone or in combination with platinum-based chemotherapy when compared to both Phenoxodiol and Triphendiol.

As a result, NV-143 has been selected as the lead product candidate for this program. MEI is completing drug manufacturing and non-clinical safety studies of NV-143. On 17August, 2011, MEI’s Investigational New Drug (IND) application for ME-143 (formerly NV-143) was approved by the US Food and Drug Administration (FDA).  The company plans to initiate a Phase I clinical trial of intravenous ME-143 by September. MEI will then follow this safety study with randomized Phase II studies in combination with chemotherapy.

Program 2: Mitochondrial Inhibitors

MEI’s second program is a family of compounds that includes NV-128, a first-generation compound that has shown activity against a broad range of cancer cell lines, and a next-generation compound called NV-344 that appears to be more active than NV-128 in pre-clinical studies.

DIRECTORS’ REPORT

First Generation: NV-128
NV-128 is an investigational cancer compound which has been shown in pre-clinical laboratory studies to promote cancer cell death by targeting the specific protein regulatory pathway (i.e., AKT-mTOR pathway) in cancer cells that have become resistant to many drugs used to kill cancer cells. Structurally, NV-128 is an analogue of Phenoxodiol, but in contrast uses different molecular mechanisms to promote the death of cancer cells.

In September 2009, MEI released data demonstrating that the efficacy of NV-128 in animal xenograft models is achieved without apparent toxicity. NV-128 is a novel mitochondrial inhibitor, capable of inhibiting both mTORC1 and mTORC2 protein regulatory pathways which are suggested to be central to the aberrant proliferative capacity of both mature cancer cells and cancer stem cells. Laboratory data in mice bearing human ovarian cancer xenografts demonstrated that NV-128 may have greater safety than some other mTOR inhibitors. Additional data released reported that NV-128 was judged to be without cardiac toxicity in laboratory studies.

NV-128 has shown activity in pre-clinical models against a broad range of cancers, including KRAS-mutant, Tarceva-resistant non-small cell lung cancer cell lines. Results from an ongoing study conducted in collaboration with Dr. Gil Mor, an oncologist at the Yale School of Medicine, demonstrate that NV-128 is active against all chemotherapy-resistant ovarian tumor cells tested to date.

In November 2010, Dr. Ayesha Alvero from the Department of Obstetrics, Gynecology, and Reproductive Sciences at the Yale School of Medicine presented data from a pre-clinical study of NV-128 demonstrating its ability to induce mitochondrial instability, ultimately leading to cell death in chemotherapy-resistant ovarian cancer stem cells. The data were reported at the 1st World Congress on Targeting Mitochondria in Berlin.

Next Generation: NV-344
MEI has identified a possible natural metabolite of NV-128 in a compound it calls NV-344. In preliminary studies, NV-344 has demonstrated more activity against a panel of human tumor cell lines as compared to NV-128. MEI is in the process of finalising its lead identification studies for this program, after which it plans to conduct the necessary animal toxicity studies to initiate a Phase I trial during the second half of 2011.

Glycotex Clinical Product Development Programs

GLYC-101

The investigational product candidate GLYC-101 Gel, currently being developed by the Company’s US subsidiary Glycotex, Inc. (“Glycotex”), is intended to stimulate and modulate the natural cascade of wound healing activities in several cell populations. The product candidate is a topical gel formulation to be applied directly on the wound surface. The strategic priorities for GLYC-101 include wound healing following laser ablation, burn wounds, surgical wounds, venous ulcers and diabetic ulcers.

Clinical and pre-clinical results
On, 27 June, 2011 Glycotex announced that it had submitted the final results of the two completed Phase II clinical studies of its drug product candidate, GLYC-101 gel, to the clinicaltrials.gov database.  These clinical studies have evaluated the effect of investigational GLYC-101 on wound closure in patients undergoing carbon dioxide laser skin resurfacing.

DIRECTORS’ REPORT

The pilot randomized, double-blind, placebo-controlled clinical study in Beverly Hills, California has enrolled 12 healthy subjects undergoing laser skin ablation.  In addition to assessing safety endpoints, the study has investigated efficacy endpoints, including the promotion of wound healing and cosmetic outcomes, over a 1-month period following laser skin ablation. Although this study was not statistically powered to determine efficacy of GLYC-101 gel, all wound sites, regardless of treatment, displayed complete wound closure without signs of delayed healing, and the median time to complete wound closure was 15 days for all ablated sites, regardless of treatment.  No serious adverse events have occurred in this study.  Based on the results of this study, GLYC-101 gel, 1.0% was well tolerated in healthy subjects undergoing laser skin ablation and recommended for further clinical testing.

A second randomized, double-blind, placebo-controlled Phase II clinical study has evaluated the effect of investigational GLYC-101 gel on complete wound closure and cosmetic outcomes in 26 subjects undergoing carbon dioxide laser skin resurfacing on the lower eyelid area at one clinical trial site in Beverly Hills, California. Subjects were randomized to receive either GLYC-101 0.1%, GLYC-101 1.0%, or placebo gel on one lower eyelid, and a different test article on the other lower eyelid applied topically to the laser-ablated area immediately following the laser procedure and for four consecutive days thereafter for a total of five applications. The primary efficacy endpoint of the study was time to complete wound healing, and the secondary efficacy point was cosmetic outcomes, including scarring, observed over the course of one month following the initial application of GLYC-101 gel or placebo. In the overall analysis, time to complete wound closure was shorter for all GLYC-101 applications combined at each concentration compared to placebo (p values are 0.0062 and 0.0331 for GLYC-101, 0.1% and GLYC-101, 1.0%, respectively). By Day 12, approximately 94% and 82% of subjects receiving GLYC-101, 0.1% and GLYC-101, 1.0%, respectively, exhibited complete wound closure compared to approximately 64% of subjects receiving placebo. All subjects had complete wound closure by Day 35.  No serious adverse events considered to be related to GLYC-101 have been reported.

Preliminary clinical activity of GLYC-101 is consistent with the results of the mechanism of action studies. As described in a recent publication (S. Roy et al., Wound Repair Regen. 2011 May; 19(3):411-419), GLYC-101 was shown to regulate wound macrophage function by inducing production of tumour necrosis factor alpha (TNFα) in murine and human cells. Activation of wound macrophages by GLYC-101 represents one of the potential mechanisms by which this β-glucan may benefit chronic wounds where inefficient inflammatory response is one of the underlying causes of impaired healing.

Intellectual property
In the past 12 months the Company has filed four US patent applications in relation to applications of the GLYC-101 technology. The applications are directed to methods of predicting the response of a patient to the administration of glucan; methods of producing endotoxin-free glucan; methods of evaluating the biological activity of a glucan; and methods for treating skin wounds or lesions, or connective tissue damage or injury using a particular amount of GLYC-101. The Company now has a total of 17 patents and pending patent applications covering GLYC-101, including 11 granted patents and 6 pending patent applications.

Funding
Glycotex has been awarded a cash grant totaling US$244,479 under the US Government's Qualifying Therapeutic Discovery Project (QTDP) program. The QTDP program was created by US Congress as part of the Patient Protection and Affordable Care Act of 2010. Glycotex received the grant for its program to develop GLYC-101 Gel investigational product for the treatment of acute and chronic wounds.

DIRECTORS’ REPORT

Strategic Collaborations
Glycotex has been engaged in pre-liminary discussions with potential corporate partners that could provide synergies for the continued development, manufacture, and future commercialization of our lead compound.

Significant changes in the state of affairs

During the financial year there were no significant changes in the state of affairs of the Group other than referred to in the Directors’ Report, the financial statements or the notes thereto.

Significant events after the end of the reporting period

Novogen Limited received a letter from The Nasdaq Stock Market on 21 July, 2011 notifying it that for the last 30 consecutive business days the bid price of the Company’s American Depository Receeipts (“ADR’s”) closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq Capital Market under Nasdaq Rule 5450(a)(1). According to Nasdaq’s letter, the Company will be afforded a grace period of 180 calendar days, or until 17 January, 2012, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A).  In order to regain compliance, shares of the Company’s ADR’s must maintain a minimum bid closing price of at least US$1.00 per share for a minimum of ten consecutive business days during the grace period. The Company intends to actively monitor the bid price of its ADR’s between now and 17 January, 2012. This notification from The Nasdaq Stock Market has no bearing on the Australian Stock Exchange listing of the Company’s common shares.

On 2 August, 2011 Novogen announced the completion of the sale of its consumer products business to Pharm-a-Care Laboratories Pty Limited for a total sale price of $10.1million. The sale of the consumer business followed a review by the Directors of the Company of the strategic alternatives for all of its businesses. While the consumer business has grown over the past 12 months and is profitable, it did not fit with the Company’s longer term focus on therapeutic drug development programs primarily, through the Company’s majority owned subsidiaries Marshall Edwards, Inc. and Glycotex, Inc.

On 25 July, 2011, MEI issued 375,000 shares following the conversion of Series B Warrants issued under the private placement in May, 2011. Gross proceeds received from the conversion of the warrants was US$341,000.

On 18 August, 2011, MEI issued a further 919,000 shares following the conversion of Series B Warrants issued under the private placement in May, 2011. Gross proceeds received from the conversion of the warrants was US$928,000. Novogen’s ownership following this share issue is 51.5%, excluding the potential common stock convertible under the preference shares issued to Novogen under IP assets sale to MEI. In the event that Novogen exercised these preference shares the resultant ownership interest in MEI would be 67.1%.

There have been no other significant events occurring after the end of the reporting period which have had a material impact on the business.

DIRECTORS’ REPORT

Likely developments and expected results of operations

The Directors foresee that during the 2011/2012 year the development of Company’s next generation drug candidates through MEI will be a primary focus. MEI will be charged with bringing commercial success to the most promising opportunities offered from the Group’s isoflavone intellectual property.

The Company plans to review its existing corporate structure following the sale of the consumer business and the IP transfer to MEI.

The Company currently intends to invest the bulk of the $10.1 million proceeds of the sale of the consumer business into the Company’s two majority owned subsidiaries, Marshall Edwards, Inc. and Glycotex, Inc., subject to agreed commercial terms. The additional capital will allow both MEI and Glycotex to advance their respective development programs to clinical data points which the Company believes can create significant value for Novogen’s shareholders.

Environmental regulation and performance

The Group held licences issued by the Environmental Protection Authority which specify the manner of waste disposal for the Group’s pilot manufacturing operations in North Ryde. These licences were no longer required, due to the low waste levels currently being generated, and were surrendered in July, 2010.

There have been no significant known breaches of the Group’s licence conditions.

Share options

As at the date of this report there were 2,052,192 unissued Novogen ordinary shares under options (2,528,560 at the end of the reporting period), 2,400,620 unissued Marshall Edwards, Inc. ordinary shares under options or warrants (3,694,620 at the end of the reporting period) and 132,586 unissued Glycotex, Inc. ordinary shares under options (132,586 at the end of the reporting period). Refer to Note 13 of the Financial Statements for further details of the options outstanding.

The terms and conditions of each grant of options that were in existence during the financial year are as follows:

Novogen Limited

Grant date	Date fully vested and exercisable	Expiry date	Exercise price $	No. ordinary shares under options at balance date
21/04/2006	21/04/2010	21/04/2011	3.64	-
30/03/2007	30/03/2011	30/03/2012	2.41	79,920
26/10/2007	26/10/2011	26/10/2012	2.41	-
1/03/2008	1/03/2012	1/03/2013	1.06	182,736
31/10/2008	1/03/2012	1/03/2013	1.06	-
6/03/2009	6/03/2013	6/03/2014	0.5256	515,904
6/05/2011	1/07/2012	26/01/2015	0.2970	1,750,000

DIRECTORS’ REPORT

Marshall Edwards, Inc.

Grant date	Date fully vested and exercisable	Expiry date	Exercise price US$*	No. ordinary shares under options at balance date*
11/07/2006	11/01/2007	11/07/2010	43.50	-
6/08/2007	6/02/2008	6/08/2012	36.00	218,559
6/08/2007	6/08/2007	6/08/2012	30.00	24,836
30/07/2008	30/07/2008	30/07/2013	21.70	4,608
28/01/2009	28/01/2009	28/01/2014	6.30	5,000
23/04/2010	1/04/2014	23/04/2015	5.05	110,195
7/06/2010	1/06/2014	7/06/2015	1.86	110,195
18/06/2010	1/06/2014	18/06/2015	1.52	73,463
1/09/2010	1/09/2014	1/09/2015	0.77	82,232
1/11/2010	1/11/2014	1/11/2015	1.15	37,500
1/06/2011	1/06/2015	1/06/2016	1.28	177,620
18/05/2011	18/11/2011	18/11/2016	1.57 #	684,878
18/05/2011	18/05/2011	18/05/2012	1.33 #	2,165,534

* The number of options have been adjusted to reflect the reverse share split which occurred in March 2010. See Note 12 for more details.
# Exercise price represents the initial exercise price, however, the warrants have an adjustment mechanism which may result in the future exercise price being less than this amount (refer the disclosure on MEI capital raising commencing on page 12 for more information).

Glycotex, Inc.

Grant date	Date fully vested and exercisable	Expiry date	Exercise price US$	No. ordinary shares under options at balance date
29/05/2009	29/05/2011	29/05/2014	15.13	125,573
1/01/2010	1/01/2010	31/12/2014	15.13	7,013

Option holders do not have any right by virtue of the option to participate in any share issue of the Company or any other related body corporate.

Shares issued as a result of the exercise of options

During the year, no options were exercised by employees or consultants to acquire ordinary shares in Novogen Limited or its subsidiaries.

Since the end of the financial year, MEI issued 1,294,000 common shares following the conversion of Series B Warrants issued under the private placement in May 2011, no other options have been exercised.  (refer “Significant events after the end of the reporting period”, commencing on page 19 for more information)

Indemnification and insurance of Directors and Officers

The Group has not, during or since the financial year, in respect of any person who is or has been a Director or Officer of the Company or related body corporate:

a)	indemnified or made any relevant agreement for indemnifying against a liability incurred as a Director or Officer, including costs and expenses in successfully defending legal proceedings; or

b)
paid or agreed to pay a premium in respect of a contract insuring against liability incurred as a Director or Officer for the costs or expenses to defend legal proceedings, with the exception of the following matter:

DIRECTORS’ REPORT

The Group has paid premiums to insure each Director and Officer against the liabilities for costs and expenses incurred by them in defending legal proceedings arising out of their conduct involving a breach of duty in relation to the Company.

Directors' meetings

During the financial year ended 30 June, 2011, the number of meetings held and attended by each Director were:

	Directors' meetings	Meetings of Committees
		Audit	Remuneration
Number of meetings held:	22	3	1

Number of meetings attended:
WD Rueckert	22	3	1
JT Austin	18	2	1
P Scutt	15	-	-
PR White	17	2	1
RC Youngman	18	-	-
PA Johnston	6	1	-
PJ Nestel AO	7	1	-
GM Leppinus	6	1	-

Each of the Directors attended all of the Director meetings to which they were eligible to attend, with the exception of Mr White and Mr Leppinus who each missed one meeting. Each Director attended all of the Audit and Remuneration Committee meetings to which they were eligible to attend.

Committee membership

At the date of this report, the Company had an Audit Committee and a Remuneration Committee of the Board of Directors.

Directors acting as members on the committees during the year were:

Audit                                                                                           Remuneration
WD Rueckert (Chairman)                                                                                 WD Rueckert (Chairman)
– appointed Chairman 18 October, 2010                                                                        – appointed Chairman 18 October, 2010
JT Austin – appointed 29 October, 2010                                                                        JT Austin – appointed 29 October, 2010
PR White – appointed 29 October, 2010                                                                        PR White – appointed 29 October, 2010
PA Johnston – resigned 18 October, 2010                                                                      PA Johnston – resigned 18 October, 2010
GM Leppinus – retired 29 October 2010                                                                        GM Leppinus – retired 29 October 2010
PJ Nestel AO – retired 29 October 2010                                                                        PJ Nestel AO – retired 29 October 2010

Rounding

The amounts contained in this Report and in the Financial Statements have been rounded off under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies. Amounts have been rounded off to the nearest thousand dollars unless otherwise stated.

DIRECTORS’ REPORT

REMUNERATION REPORT – AUDITED

This report outlines the remuneration arrangements in place for Directors and executives of Novogen Limited.  The information provided in this remuneration report has been audited as required by section 308(3c) of the Corporations Act 2001.

A.     Principles used to determine the nature and amount of remuneration

Remuneration philosophy

Remuneration is assessed for Directors and senior executives with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. The appropriateness and nature of remuneration is assessed by reference to employment market conditions. The financial and non-financial objectives of the Company are also considered when assessing the remuneration of Directors and other key management personnel. During the year the Company introduced a bonus scheme to assist with staff retention and financial performance. The scheme is aimed to reward all staff on the successful achievement of certain financial milestones.

The Board has a Remuneration Committee which is responsible for determining and reviewing compensation arrangements for the key management personnel.

Director’s fees

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of Non-executive Directors shall be determined from time to time by General Meeting. The last determination for Novogen Limited was at the Annual General Meeting held on 28 October, 2005 when the shareholders approved an aggregate remuneration of $560,000. The total Non-executive Director remuneration of Novogen Limited, including share based payments, for the year ended 30 June, 2011 utilised $415,000, (2010: $212,000) of this authorised amount.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors is reviewed periodically.

Non-executive Director remuneration

Fees to Non-executive Directors reflect the demands which are made on, and the responsibilities of the Directors. Non-executive Directors’ fees are reviewed periodically by the Board. In conducting these reviews the Board considers independent remuneration surveys to ensure Non-executive Directors’ fees are appropriate and in line with the market.

Each Non-executive Director receives a fee for being a Director of the Company. An additional fee is also paid for each Board committee on which a Director sits. The payment of additional fees for serving on a committee recognises the additional time commitment required by Non-executive Directors who serve on one or more committees.

Due to the impact of the global financial crisis and the need for the Company to conserve cash, the Company’s Non-executive Directors voluntarily reduced Director’s fees by 20% with effect from 1 February, 2009, this reduction was maintained for the year ended 30 June, 2011.

Executive Directors and other key management personnel remuneration

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the key management personnel. The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration of such Officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base remuneration, which is structured as a total employment cost package, in a variety of forms including cash and prescribed non-financial benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

DIRECTORS’ REPORT

Company result and movement in share price

The following table sets out summary information about the Group’s loss and movements in share price for the five years to June, 2011.

	30 June, 2011	30 June, 2010	30 June, 2009	30 June, 2008	30 June, 2007
	$'000	$'000	$'000	$'000	$'000

Revenue	13,378	9,908	11,147	13,283	17,295
Net Loss	(9,479)	(15,246)	(23,787)	(24,777)	(24,296)

	30 June, 2011	30 June, 2010	30 June, 2009	30 June, 2008	30 June, 2007
	$	$	$	$	$

Share price at start of year	0.17	0.58	1.21	2.02	2.50
Share price at end of year	0.19	0.17	0.52	1.16	1.98

Basic and diluted earnings/(loss) per share (cents)	(6.4)	(12.1)	(18.6)	(20.8)	(20.5)

B.   Details of remuneration

Details of the remuneration of the Directors of Novogen Limited and other key management personnel and Group executives of the Novogen Group are set out in the following tables. Unless otherwise stated all Directors, other key management personnel and Group executives were in office for the whole of the financial year ending 30 June, 2011.

The key management personnel of the Group are:

Directors
•	WD Rueckert - Chairman (Non-executive) elected Chairman 18 October, 2010
•	JT Austin - Director (Non-executive) appointed 20 September, 2010
•	PDA Scutt - Director (Non-executive) appointed 29 October, 2010
•	PR White - Director (Non-executive) appointed 20 September, 2010
•	RC Youngman - Director (Non-executive) appointed 20 September, 2010
•	PA Johnston - Chairman (Non-executive) resigned 18 October, 2010
•	GM Leppinus - Director (Non-executive) retired 29 October, 2010
•	PJ Nestel AO - Director (Non-executive) retired 29 October, 2010

DIRECTORS’ REPORT

Other key management personnel

•	CD Kearney – General Manager Consumer Business
•	RL Erratt – Company Secretary - employment ceased 31 December, 2010
•	DP Gold – President and CEO - Marshall Edwards, Inc.
•	TM Zech – CFO - Marshall Edwards, Inc.
•	MG Hinze – CFO
•	AJ Husband – Research Director – employment ceased 1 July, 2010
•	BM Palmer – Operations General Manager – employment ceased 31 July, 2010

In addition, the following person is disclosed under the Corporations Act 2001 as he is among the 5 highest remunerated Group executives.

•	R Koenig – CEO Glycotex, Inc. (US)

There are no executives of Novogen Limited as all executives are employed by other Group companies.

There are no performance conditions associated with the remuneration disclosed in the table below.

Remuneration of key management personnel and other Group executives
(includes movements in executive leave provisions for untaken annual and long service leave)

	Short term benefits						Post employment	Long term benefits		Termination payments		Share based payments		Total
2011	Salary & fees		Cash bonus #		Non-monetary benefits		Superannuation	Long Service Leave				Options
	$		$		$		$	$		$		$	%	$
Key management personnel
Non-executive Directors
WD Rueckert (i)		127,851		-		-	-		-		-	38,589	23.2%		166,440
JT Austin ^		36,218		-		-	-		-		-	-	-		36,218
P Scutt ^		28,472		-		-	2,563		-		-	38,589	55.4%		69,624
PR White ^		36,218		-		-	-		-		-	38,589	51.6%		74,807
R Youngman ^		30,935		-		-	2,785		-		-	38,589	53.4%		72,309
PA Johnston (ii) ^		76,698		-		-	25,030		-		-	-	-		101,728
GM Leppinus ^		16,000		-		-	-		-		-	-	-		16,000
PJ Nestel AO (iii) ^		19,467		-		-	-		-		-	-	-		19,467

Executives
CD Kearney		218,525		-		16,738	19,543		9,867		-	15,191	5.4%		279,864
RL Erratt (iv) ^		72,500		33,705		23,220	50,000		6,843		174,634	(32,353)	-9.8%		328,549
DP Gold **		405,759		-		16,844	-		-		-	367,266	46.5%		789,869
TM Zech **		265,897		-		11,451	-		-		-	58,160	17.3%		335,508
MG Hinze		167,990		27,000		24,533	14,084		9,570		-	34,995	12.6%		278,172
AJ Husband ^		5,140		-		10,467	50,000		7,033		350,854	(26,125)	-6.6%		397,369
BM Palmer ^		17,760		-		9,965	1,412		2,907		213,227	(34,342)	-16.3%		210,929

Other Group executives
R Koenig **		241,860		-		27,276	-		-		-	123,876	31.5%		393,012
		1,767,290		60,705		140,494	165,417		36,220		738,715	661,024	18.5%		3,569,865
(i) Remuneration includes MEI and Glycotex Director’s fees of $58,051*.
(ii) Remuneration includes MEI and Glycotex Director’s fees of $79,051*.
(iii) Remuneration includes MEI Director’s fees of $4,000.
(iv) Remuneration excludes amounts earned as a consultant totalling $43,065

* Glycotex Director’s fees have been earned but not paid as at the date of this report. The amounts owed from Glycotex are not expected to be received in cash but are expected to be settled in equity.
** US based employee.
^ Remuneration and benefits covered period of appointment which was only part of the financial year.
# Cash retention bonus paid on 31 December, 2010 – there were no performance conditions attached.

DIRECTORS’ REPORT

	Short term benefits						Post employment	Long term benefits		Termination payments		Share based payments		Total
2010	Salary & fees		Cash bonus		Non-monetary benefits		Superannuation	Long Service Leave				Options
	$		$		$		$	$		$		$	%	$
Key management personnel
Non-executive Directors
PA Johnston (i)		118,625		-		-	50,000		-		-	-	-		168,625
GM Leppinus		44,036		-		-	3,964		-		-	-	-		48,000
PJ Nestel AO (ii)		82,400		-		-	-		-		-	-	-		82,400
WD Rueckert (iii)		98,225		-		-	-		-		-	-	-		98,225

Executive Directors
C Naughton (iv) @		273,006		-		12,920	50,000		14,504		1,544,390	(45,139)	-2.4%		1,849,681
AJ Husband		311,288		-		50,420	50,000		7,003		-	28,079	6.3%		446,790

Executives
DR Seaton (v) @		388,345		-		44,150	50,000		13,235		447,635	(5,156)	-0.5%		938,209
WJ Lancaster ** @		152,466		-		22,278	-		-		209,341	(2,065)	-0.5%		382,020
BM Palmer		167,591		-		29,259	14,649		2,032		-	31,522	12.9%		245,053
CD Kearney		190,277		-		16,563	16,680		3,819		-	32,446	12.5%		259,785
RL Erratt		156,970		-		30,708	50,000		3,489		-	29,732	11.0%		270,899
DP Gold (vi) **		100,067		-		3,844	-		-		-	69,902	40.2%		173,813
TM Zech (vi) **		10,569		-		-	-		-		-	2,172	17.0%		12,741
MG Hinze (vi)		5,375		-		755	415		75		-	601	8.3%		7,221

Other Group executives
R Koenig **		323,195		-		27,873	8,918		-		-	429,618	54.4%		789,604
		2,422,435		-		238,770	294,625		44,157		2,201,366	571,712	9.9%		5,773,065

(i) Remuneration includes MEI and Glycotex Director’s fees of $92,625*.
(ii) Remuneration includes MEI Director’s fees of $36,000.
(iii) Remuneration includes Glycotex Director’s fees of $56,625*.
(iv) Remuneration includes MEI and Glycotex Director’s fees of $29,593*.
(v) Remuneration includes Glycotex Director’s fees of $51,906*.
(vi) Remuneration and benefits covered period of appointment which were part of the financial year.
* Glycotex Director’s fees have been earned but not paid as at the date of this report. The amounts owed from Glycotex are not expected to be received in cash but are expected to be settled in equity.
** US based employee.
@ employment ceased during the year ended 30 June, 2010.

C.   Employment Agreements

Novogen Executive Directors and key management executives (standard contracts)

It is the Remuneration Committee policy that employment contracts are entered into with each of the executives who are considered key management personnel. New contracts were entered into in March, 2010. Under the terms of the agreement remuneration is reviewed annually and any increases may be made at the discretion of the Remuneration Committee. Key management executives are given the opportunity to receive their base remuneration, which is structured as a total employment cost package, in a variety of forms including cash and prescribed non financial benefits.

The employment agreement continues until terminated by either party by giving six months notice in accordance with the terms of the contract or in the case of the Company by making a payment in lieu of six months notice to the employee. In the event of the Company terminating without cause, under the terms of the contract the amount payable on termination is a fixed dollar value for each key management personnel which at 1 July, 2010 was of an amount equal to 4.66 months remuneration, in addition to any amount payable in lieu of notice.

In September, 2010, an employment agreement was signed with the Chief Financial Officer. The employment agreement continues until terminated by either party by giving six months notice in accordance with the terms of their contract or in the case of the Company by making a payment in lieu of six months notice to the employee. In the event of the Company terminating without cause, under the terms of the contract the amount payable on termination is equal to 6 months remuneration, in addition to any amount payable in lieu of notice.

DIRECTORS’ REPORT

The Company may terminate the contracts at any time without cause if serious misconduct has occurred.

Glycotex, Inc. - Chief Executive Officer

The CEO of Glycotex, Inc. is employed under an employment agreement that commenced in December, 2005 and was subsequently amended in January, 2008. This employment contract has no expiry date. Effective 1 January, 2009 Dr Koenig is entitled to a base salary of US$315,000 per annum. Effective from 1 January, 2010, Dr Koenig voluntarily agreed to reduction of 20% in paid remuneration. This agreement will remain in effect until terminated by Dr Koenig.

In the event that Dr Koenig’s employment is terminated without cause or without good reason or Glycotex, Inc. undergoes a change in control, he will be entitled to certain severance and change in control benefits including:

(1)
in the event of his termination without cause or without good reason, Dr Koenig will be entitled to receive continued payment of his base salary and reimbursement of premiums he pays for continued health coverage under COBRA during the twelve month period following such termination;

(2)
in the event of his termination without cause or without good reason during the one year following a change in control, to the extent not vested, the stock option granted to Dr Koenig upon the initial public offering will become fully vested;

(3)
in the event that Glycotex undergoes a change in control, fifty percent of each of the four installments of Dr Koenig’s stock options issuable to him in connection with the offering will become fully vested. In addition, in the event that Dr Koenig’s employment is terminated without cause or good reason within the one year period following a change in control, to the extent not vested, the stock options granted to Dr Koenig upon the initial public offering will vest.

Upon the termination of Dr Koenig’s employment for cause or his resignation other than for good reason, Dr Koenig will be entitled only to any amounts earned and payable but not yet paid, and for reimbursement of business or relocation expenses properly incurred but not yet paid.

Marshall Edwards, Inc. – Chief Executive Officer and Chief Financial Officer Contracts

Marshall Edwards, Inc. has entered into employment contracts with its Chief Executive Officer and Chief Financial Officer. These contracts have no set term and detail the amount of remuneration and other benefits applicable on their initial appointment. These contracts do not fix the amount of remuneration increases from year to year.

The Chief Executive Officer of MEI commenced in April, 2010 and is employed under an employment agreement. The base salary under this agreement is US$400,000 per annum. An additional cash bonus up to a maximum of 40% of the base salary per fiscal year may be payable upon attainment of milestone goals established by the Board.  Share options were also granted as part of the employment terms – details of these options is described further under Note 13. In the event that employment is terminated by MEI without cause, payment in lieu of notice equivalent to 12 months base salary is payable. Voluntary termination by the CEO can take place at any time by giving three months notice to MEI. In the event that employment is terminated for cause no severance pay or other benefits are payable by MEI.

DIRECTORS’ REPORT
The Chief Financial Officer of MEI commenced in June, 2010 and is employed under an employment agreement. The base salary under this agreement is US$250,000 per annum. An additional cash bonus up to a maximum of 20% of the base salary per fiscal year may be payable upon attainment of milestone goals established by the Board.  Share options were also granted as part of the employment terms – details of these options is described further under Note 13. In the event that employment is terminated by MEI without cause, payment in lieu of notice equivalent to 12 months base salary is payable. Voluntary termination by the CFO can take place at any time by giving two months notice to MEI. In the event that employment is terminated for cause no severance pay or other benefits are payable by MEI.

D. Share Based Compensation

Employee share option plan

The Company established an Employee Share Option Plan which was approved by shareholders in October, 2007. The employee Share Option Plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. The number and timing of options issued under the terms of the Employee Share Option Plan is entirely at the discretion of the Board.

Each option issued under the Employee Share Option Plan entitles its holder to acquire one fully paid ordinary share and is exercisable at a price generally equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options generally vest equally over a four year period from the date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and can not be settled by the Company in cash. The Employee Share Option Plan provides that in the event of a change of control of the Company or in the event that the Company is taken over, outstanding options become exercisable regardless of vesting status.

Remuneration options: granted and vested during the year

During the financial year options were granted, by Novogen Limited, under the Employee Share Option Plan as equity compensation benefits to the Directors, following approval at an Extraordinary General Meeting held 6 May, 2011 and to the Chief Financial Officer as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in Novogen Limited. The exercise price for these options is equivalent to the weighted average price of Novogen’s shares at the close of trading on the ASX for the ten days prior to the date of approval, plus an additional 10% premium added to this amount. The options expire four years after grant date and vest in two equal instalments over a two year period. No performance conditions apply to the options granted, however, should employment be terminated or if a Director ceases to be a director during the vesting period, all unvested options are immediately forfeited. Options are not transferable and cannot be settled by Novogen in cash. The option plan provides that if there is a change in control of Novogen outstanding options become exercisable regardless of vesting status.

No performance conditions apply to the options granted to the Company’s Directors, who are a new group who have taken the responsibility and risk of repositioning Novogen for future success. The Company believes that it is important to provide an equity incentive to the Board members to fully align their investments with those of the shareholders. All Directors accepted to receive options, with the exception of Mr JT Austin who refrained from participating due to his existing significant shareholding.

There were no alterations to the terms and conditions of options granted as remuneration since their grant date.

There is no Board policy in relation to staff members limiting their exposure to risk as options vest subject to service criteria, not performance criteria.

DIRECTORS’ REPORT

The following table sets out options issued to Directors and key management personnel during the year:

	Terms and conditions for each grant
	Granted number	Grant date	Value per option at grant date	Total value of options at grant date	Exercise price per share	First exercise date	Last exercise date
			($)	($)	($)
Non-executive Directors
WD Rueckert	375,000	6/05/2011	0.185	69,375	0.297	1/07/2011	25/01/2015
P Scutt	375,000	6/05/2011	0.185	69,375	0.297	1/07/2011	25/01/2015
PR White	375,000	6/05/2011	0.185	69,375	0.297	1/07/2011	25/01/2015
R Youngman	375,000	6/05/2011	0.185	69,375	0.297	1/07/2011	25/01/2015

Executives
M Hinze	250,000	6/05/2011	0.185	46,250	0.297	1/07/2011	25/01/2015

Total	1,750,000			323,750

Shares issued on exercise of remuneration options

No key management personnel or executives exercised options during the year ended 30 June, 2011.

Shares lapsed

The value of options for key management personnel, which lapsed during the year ended 30 June, 2011, was nil.

End of Audited Remuneration Report.

DIRECTORS’ REPORT

AUDITOR’S INDEPENDENCE AND NON-AUDIT SERVICES

A copy of the Auditor’s independence declaration required under section 307C of the Corporations Act 2001 is set out on page 31.

Non-audit services

The following non-audit services were provided by the entities’ Auditor BDO Audit (NSW-VIC) Pty Ltd (“BDO”). The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service means that auditor independence was not compromised.

BDO received or are due to receive the following amounts for the provision of non-audit services during the year.

Tax compliance services	$30,945
S3/S4/S8 review services	$83,689
$114,634

Signed in accordance with a Resolution of the Board of Directors.

/s/ William Rueckert

William Rueckert
Chairman

Sydney, 31 August, 2011

AUDITOR’S INDEPENDENCE DECLARATION

DECLARATION OF INDEPENDENCE BY SIMON COULTON
TO THE DIRECTORS OF NOVOGEN LIMITED

As lead auditor of Novogen Limited for the year ended 30 June 2011, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

•	the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

•	any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Novogen Limited and the entities it controlled during the period.

/s/ Simon Coulton
Simon Coulton
Director

BDO Audit (NSW-VIC) Pty Ltd
Dated in Sydney this 31st day of August 2011.

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Novogen Limited is responsible for the corporate governance of the Company. The Board guides and monitors the business and affairs of Novogen Limited on behalf of the shareholders by whom they are elected and to whom they are accountable. The principle features of Novogen’s corporate governance regime are set out in this corporate governance statement. The relevant codes, policies and charters that underpin the Company’s corporate governance practices are available on the Company’s website: www.novogen.com.

ASX Corporate Governance Council guidelines

The Company through the reporting period had corporate governance practices which are consistent in all material respects with the ASX Corporate Governance Council best practice recommendations except for the establishment of a Nomination Committee. The Board continues to review and update its corporate governance practices to ensure it meets the interests of shareholders. The Company believes that it achieves compliance in a manner appropriate for smaller listed entities.

Nomination Committee

Recommendation 2.4 requires listed entities to establish a Nomination Committee. The duties and responsibility typically delegated to such a committee are included in the responsibilities of the entire Board. Accordingly, during the year ended 30 June, 2011, Novogen Limited did not have a separately established Nomination Committee. The Board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate Board sub-committee.

Corporate Governance Principles

Principle 1. Lay solid foundations for management and oversight

The function of the Board of Directors is clearly defined in the Board charter and includes the responsibility for:

•	providing strategic direction for the Company and approving the annual budget;
•	monitoring financial performance against budget;
•	determining the capital structure of the Company including the allotment of new capital;
•	monitoring the performance of the Company’s risk management and internal controls; and
•	monitoring managerial performance and determining delegated responsibility.

Day-to-day management of the Company’s affairs and the implementation of the corporate strategy and policy initiatives are delegated by the Board to the senior executives. Senior executive performance is evaluated by assessing the achievement of financial and non financial objectives.

Principle 2. Structure the Board to add value

The Board comprises five Non-executive Directors, four of which are considered independent. Directors are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement. In the context of Director independence, “materiality” is considered from both the Company and individual Director perspective.

In determining whether a Non-executive Director is independent the following factors are taken into account. They must not:
•	hold more than 5% of the Company’s outstanding shares;
•	have been employed as an executive within the last 3 years;
•	have been a Principal of a material professional advisor or consultant;
•	have a material contractual relationship with the Company;
•	have served on the Board for a period which could be perceived to interfere with their ability to act in the best interests of the Company; and
•	be engaged in any business interests which could be perceived to interfere with their ability to act in the best interests of the Company.

CORPORATE GOVERNANCE STATEMENT

In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Novogen Limited are considered to be independent:

Name	Position

WD Rueckert	Non-executive Director and Chairman
P Scutt	Non-executive Director
PR White	Non-executive Director
R Youngman	Non-executive Director

The term in office held by each Director in office at 30 June, 2011 is as follows:

Name	Term in Office

WD Rueckert	2 years
JT Austin	1 year – appointed 20 September, 2010
P Scutt	1 year – appointed 29 October, 2010
PR White	1 year – appointed 20 September, 2010
R Youngman	1 year – appointed 20 September, 2010

The skills, expertise and experience relevant to the position of Director held by each Director in office at the date of this annual report is included in the Directors’ Report commencing on page 4.

The Board has established two committees including the Remuneration Committee and the Audit Committee. The role of the Audit Committee is discussed under “Principle 4” of this report. The Remuneration Report commences on page 23.

Operation of the Board

During the year the Board met twenty-two times, to save costs, many of these meetings were conducted by teleconference.

The performance of the Group is monitored on a monthly basis. Monthly financial reports are presented and analysed for the Group. The Board also reviews the Group’s progress against the objectives outlined in the strategic plan.

In addition the Directors analyse Board papers and reports submitted by management. Senior management regularly attend Board meetings to report on particular issues affecting the Company and the Board also engages in regular informal discussions with management.

The performance of the Board is reviewed regularly by the Chairman. The performance of each Director is continually monitored by the Chairman and fellow Directors.

The performance of the Board is assessed against its effectiveness in ensuring the Company has appropriate strategies to achieve organisational success and that adequate monitoring of organisational and financial performance takes place to meet strategic goals and minimise or manage all forms of risk which may impinge on the Company’s overall performance.

CORPORATE GOVERNANCE STATEMENT

The Chairman seeks ongoing feedback from individual Directors on any aspect of Board performance and, where appropriate, significant matters are tabled at a full Board meeting for further discussion and resolution.

The Chairman conducts an interview with individual Directors on an annual basis covering Board structure and adequacy of skills, meeting process and the performance of the Board both collectively and individually. Any significant issues are raised for further discussion, resolution and appropriate action.

An assessment carried out in accordance with this process was undertaken during the reporting period.

There are procedures in place, agreed by the Board, to assist Directors in the performance of their duties to the Company and shareholders, by seeking independent professional advice at the Company’s expense. Each Director has direct access to the Company Secretary and the Company Secretary has accountability to the Board on all governance matters.

Principle 3. Promote ethical and responsible decision making

Code of conduct

The Board has approved a Code of Conduct applicable for all Directors and employees. The Code requires that at all times Company personnel act with the utmost integrity, objectivity and in compliance with the letter and spirit of the law and Company policies.

Share trading policy

The Company has developed a policy for the trading in Company securities by Directors, senior staff and all other employees and it is detailed in the Company’s Code of Conduct. Trading is only permitted in designated trading windows in the 30 days following the release of the half yearly and annual financial results to the market and the 30 day period following the Annual General Meeting.

The Code of Conduct which includes the policy on share trading is available on the Company’s website.

Principle 4. Safeguard integrity in financial reporting

Audit Committee

The Board has an Audit Committee which comprises a majority of independent Non-executive Directors and operates under a charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the Group. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations such as bench marking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee.

The Audit Committee is responsible for the selection and appointment of the external auditor.

The Audit Committee reviews the performance of the external auditor on an annual basis and meets with it to discuss audit planning matters and statutory reporting requirements. The Audit Committee also assesses whether non-audit services provided by the external auditor are consistent with maintaining auditor independence. The Audit Committee also meets periodically with the auditor without management being present.

The current external auditor, BDO Audit (NSW-VIC) Pty Ltd (“BDO”), attends the Annual General Meeting. BDO rotates its audit engagement partner for listed companies at least every five years.

CORPORATE GOVERNANCE STATEMENT

The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. The Board is of the view that the skill and experience of its members are sufficient to enable the Committee to discharge its responsibilities within its charter. The members of the Audit Committee during the year were Geoffrey Leppinus (Chairman) (retired 29 October, 2010), Paul Nestel (retired 29 October, 2010), Philip Johnston (resigned 18 October, 2010), William Rueckert (elected Chairman 29 October, 2010), Josiah Austin (appointed 29 October, 2010) and Peter White (appointed 29 October, 2010).

Qualifications of Audit Committee members

Qualifications of the members of the Audit Committee are contained in the Directors’ Report commencing on page 4.

For details on the number of Audit Committee meetings held during the year and the attendees at those meetings refer to page 22 of the Directors’ Report.

Principle 5 and 6. Making timely and balanced disclosure and respect the rights of shareholders

Continuous disclosure

The Company has written policies and procedures on continuous information disclosure concerning the Group. This is information which a reasonable person would expect to have a material impact on the price of the Company’s securities.

Proposed announcements are generally reviewed and approved by the Board prior to release to the ASX and hence to the shareholders, media, analysts brokers and the public.

The disclosure policy is overseen and coordinated by the Company Secretary, who has responsibility for ensuring compliance with the continuous disclosure requirements of the Australian Securities Exchange (”ASX”) Listing Rules. Announcements are posted on the Company’s website after they have been released to the ASX. A summary of the Company’s policy on continuous disclosure is available on the Company’s website.

The Company aims to provide good quality clear communications to shareholders.

Shareholders can access the Company’s annual report and periodic newsletters on the Company’s website. The Company’s website includes presentations, transcripts of corporate presentations, links to analysts reports and Annual Meeting transcripts and is a key source of information for shareholders and prospective shareholders.

The Company views the Annual General Meeting of shareholders as an opportunity for shareholders to ask questions of the Board. The external auditor attends all Annual General Meetings and is also available to answer shareholder questions.

Principle 7. Recognise and manage risk

The Board has established controls to safeguard the interests of the Group and to ensure Group policies are in place to minimise risk. These include policies that:

•	ensure Board approval of a strategic plan, which encompasses the Group’s vision, mission and strategy statements, designed to meet stakeholders needs and manage business risk;
•	ensure that capital expenditure above a set level is approved by the Board;
•	ensure business risks are appropriately managed through an insurance and risk management program;
•	ensure that safety, health, environmental standards and management systems are monitored and reviewed to achieve high standards of compliance and performance;
•	ensure that cash resources are invested in high quality, secure, financial institutions; and
•	ensure implementation of Board approved operating plans and budgets and Board monitoring of progress against these budgets, including the establishment and monitoring of key performance indicators.

CORPORATE GOVERNANCE STATEMENT

Responsibility for establishing and maintaining effective risk management strategies rests with senior management. The senior management group is also responsible for the risk management culture throughout the Company. The Board oversees the Company’s risk management systems which have been established by management for assessing and managing operational, financial reporting and compliance risks for the Group.

CFO Certification

The Chief Financial Officer has provided a written statement to the Board:

•
that the financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and Group and are in accordance with relevant accounting standards; and

•	that the above statement is founded on a sound system of risk management and internal controls are operating efficiently and effectively in all material respects.

Environmental regulation and health and safety

The Board considers the management of occupational health and safety and environmental issues are vital for the success of the business. The Company has established an Occupational Health and Safety Committee to review and manage the work place safety and environment issues.

Principle 8. Remunerate fairly and responsibly

Remuneration Committee.

The Board has established a Remuneration Committee which is responsible for determining and reviewing compensation arrangements for the key management personnel.

The Remuneration Committee operates in accordance with its charter which is available on the Company’s website. The Remuneration Committee comprises a majority of independent Non-executive Directors and has responsibility for reviewing and setting the remuneration of any Executive Directors and key management personnel by reference to independent data, external professional advice and the requirement to retain high quality management.

Remuneration policies are established to attract and retain highly qualified Directors and senior management. The Remuneration Committee obtains independent advice on the appropriateness of remuneration levels.

The members of the Remuneration Committee during the year were Philip Johnston (Chairman) (resigned 18 October, 2010), Paul Nestel (retired 29 October, 2010), Geoffrey Leppinus (retired 29 October, 2010), William Ruekert (elected Chairman 29 October, 2010), Josiah Austin (appointed 29 October, 2010) and Peter White (appointed 29 October, 2010).

During the year the impact of the global financial crisis continued which, together with the disappointing results from our OVATURE trial, delayed our ability to raise significant new funds into the Group. In response to this situation the remuneration committee resolved to continue the Director fee reduction of 20% made in February 2009. In addition during the year, the number of Senior Management of Novogen was also reduced further to contain costs.

NOVOGEN LIMITED AND CONTROLLED ENTITIES
STATEMENT OF COMPREHENSIVE INCOME
for the year ended 30 June, 2011
	Notes		Consolidated
			2011	2010
			$'000	$'000
Continuing Operations
Revenue	2		2,025	1,784

Gross profit			2,025	1,784

Other income	2		512	7

Research & development expenses			(3,902)	(7,550)
General and administrative expenses			(9,562)	(10,039)
Finance costs			(18)	(15)

Loss before income tax	2		(10,945)	(15,813)

Income tax expense	3		(1)	(1)

Loss after tax from continuing operations			(10,946)	(15,814)

Profit after tax from discontinuing operations	21		1,467	568

Loss for the period			(9,479)	(15,246)

Other comprehensive income
Net exchange difference on translation of financial statements of foreign controlled entities (net of tax 2011: Nil, 2010:Nil)			(690)	(1,079)	.

Other comprehensive income			(690)	(1,079)

Total comprehensive income			(10,169)	(16,325)

Loss attributable to:
Non-controlling interest			(2,981)	(2,901)
Novogen Limited	12	(c)	(6,498)	(12,345)
			(9,479)	(15,246)

Total comprehensive income attributable to:
Non-controlling interest			(3,388)	(3,212)
Novogen Limited			(6,781)	(13,113)
			(10,169)	(16,325)

Basic and diluted earnings/(loss) per share (cents) from continuing operations	4		(7.8)	(12.6)
Basic and diluted earnings/(loss) per share (cents) from discontinuing operations	4		1.4	0.6
Basic and diluted earnings/(loss) per share (cents)	4		(6.4)	(12.1)

The above Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

NOVOGEN LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION
as at 30 June, 2011
	Notes		Consolidated
			2011	2010
			$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	5		6,016	15,131
Trade and other receivables	6		5,469	1,984
Assets held for sale - inventories	7		654	1,561
Other current assets	8		521	442
Total current assets			12,660	19,118

NON-CURRENT ASSETS
Property, plant and equipment	9		67	172
Total non-current assets			67	172

TOTAL ASSETS			12,727	19,290

CURRENT LIABILITIES
Trade and other payables	10		6,386	5,365
Provisions	11		770	597
Derivative liability	15		1,047	-
Total current liabilities			8,203	5,962

NON-CURRENT LIABILITIES
Provisions	11		104	152
Total non-current liabilities			104	152

TOTAL LIABILITIES			8,307	6,114
NET ASSETS			4,420	13,176

EQUITY
Contributed equity	12	(a)	194,295	206,419
Reserves	12	(b)	(3,422)	(3,778)
Accumulated losses	12	(c)	(186,644)	(191,452)
Capital and reserves attributable to owners of Novogen Limited			4,229	11,189

Non-controlling interest	12	(d)	191	1,987

TOTAL EQUITY			4,420	13,176

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

NOVOGEN LIMITED AND CONTROLLED ENTITIES

STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June, 2011

Consolidated	Contributed equity	Accumulated losses	Reserves	Total	Non-controlling interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000

At 1 July, 2009	206,419	(179,730)	(3,010)	23,679	5,094	28,773

Loss for the period	-	(12,345)	-	(12,345)	(2,901)	(15,246)
Exchange differences on translation of foreign operations	-	-	(768)	(768)	(311)	(1,079)
Total comprehensive income	-	(12,345)	(768)	(13,113)	(3,212)	(16,325)
Share-based payments	-	623	-	623	105	728
Total transactions with owners in their capacity as owners	-	623	-	623	105	728

At 30 June, 2010	206,419	(191,452)	(3,778)	11,189	1,987	13,176

At 1 July, 2010	206,419	(191,452)	(3,778)	11,189	1,987	13,176

Loss for the period	-	(6,498)	-	(6,498)	(2,981)	(9,479)
Exchange differences on translation of foreign operations	-	-	(283)	(283)	(407)	(690)
Total comprehensive income	-	(6,498)	(283)	(6,781)	(3,388)	(10,169)
Issue of share capital by subsidiary	706	-	-	706	-	706
less non-controlling interest	(289)	-	-	(289)	289	-
Share-based payments	-	116	-	116	591	707
Share of opening equity transferred to non-controlling interest due to issuance of shares by subsidiary	(12,541)	11,190	639	(712)	712	-
Total transactions with owners in their capacity as owners	(12,124)	11,306	639	(179)	1,592	1,413

At 30 June, 2011	194,295	(186,644)	(3,422)	4,229	191	4,420

The above Statement of Changes in Equity should be read in conjunction with the accompanying notes.

NOVOGEN LIMITED AND CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS
for the year ended 30 June, 2011

	Notes	Consolidated
		2011	2010
		$'000	$'000

Cash flows from operating activities
Net loss before tax		(9,474)	(15,236)
Income tax paid		(5)	(10)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation		83	198
Net (gain)/loss on disposal of property, plant and equipment		(265)	(7)
Share-based payments		651	728

Changes in operating assets and liabilities:
(increase)/decrease in trade receivables		(1,172)	252
(increase)/decrease in other receivables		(2,313)	16
(increase)/decrease in inventories		907	(227)
(increase)/decrease in prepayments		(79)	123
increase/(decrease) in trade and other payables		1,021	(2,694)
increase/(decrease) in provisions		125	(261)
increase/(decrease) in derivative liability		1,047	-
exchange rate change on opening cash		771	512

Net cash flows used in operating activities		(8,703)	(16,606)

Cash flows from investing activities
Acquisition of property, plant and equipment		(56)	(22)
Proceeds from sale of plant and equipment		343	12

Net cash flows from/(used in) investing activities		287	(10)

Financing Activities
Proceeds from the issue of shares by subsidiary		763	-

Net cash flows from/(used in) financing activities		763	-

Net (decrease)/increase in cash and cash equivalents		(7,653)	(16,616)
Cash and cash equivalents at beginning of period		14,131	32,338
Effect of exchange rates on cash holdings in foreign currencies		(1,462)	(1,591)
Movements in secured facility		750	-

Cash and cash equivalents at end of period	5	5,766	14,131

The above Statement of Cash Flows should be read in conjunction with the accompanying notes

NOTES TO THE FINANCIAL STATEMENTS

The financial statements of Novogen Limited for the year ended 30 June, 2011 were authorised for issue in accordance with a resolution of the Board of Directors on 31 August, 2011.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies which have been adopted in the preparation of the financial statements are:

Basis of preparation

The financial statements are general-purpose financial statements, which have been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the AASB. The financial statements have also been prepared on a historical cost basis with all amounts presented in Australian dollars, rounded to the nearest thousand dollars ($’000), unless otherwise stated.

Statement of compliance

The financial statements comply with Australian Accounting Standards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Novogen Limited and its subsidiaries (the “Group”) as at 30 June each year.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all inter-company balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Non-controlling interests represent the portion of profit or loss and net assets in Marshall Edwards, Inc. and Glycotex, Inc. not held by the Group and are presented separately in the Statement of Comprehensive Income and within equity in the consolidated Statement of Financial Position.

Significant accounting judgements, estimates and assumptions

(i) Significant accounting judgements
In the process of applying the Group’s accounting policies, management has made the following judgement, apart from those involving estimations.

Research and development expenses
The Directors do not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred.

Research and development expenses relate primarily to the cost of conducting human clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. The actual costs of those services could differ in amount and timing from the estimates used in completing the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Generally the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being measured. The length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners.

Clinical trial expenses of $54,000 have been accrued at June 30, 2011. These estimates are based on the number of patients in each trial and the drug administration cycle.

(ii) Significant accounting estimates and assumptions
The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. The fair value is determined using a binomial model, using the assumptions detailed in Note 13.

Impairments
The Group assesses impairment at the end of each reporting period by evaluating conditions specific to the Group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

Clinical Trial Expenses
Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. The actual costs of those services could differ in amount and timing from the estimates used in completing the financial results.

Onerous lease provision
The Group regularly assesses its contracts to determine if they are considered onerous. Following the transition of the research and development function to the US and the expected sale of the consumer business, the Company has raised a provision for the excess space available at its North Ryde premises. The Company is currently seeking alternative arrangements to utilise this excess space. In estimating the provision, management has made certain assumptions regarding the time it will take to find a suitable alternative to utilise the excess space and the current space requirements.

Derivative liability
In May 2011, MEI issued warrants as part of a capital raising which have a pricing reset mechanism and include the potential to issue additional shares resulting in them being classified as derivative liabilities. These derivative liabilities have been valued by an independent valuation expert using a Monte Carlo simulation model to estimate the total fair value of the financial instruments. The Monte Carlo analysis simulates various possible outcomes given certain assumptions, inputs and expected distribution of outcomes. The fair value estimate of the derivative liabilities of the warrants and adjustment shares at 30 June, 2011 was $1,047,000.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods. The following specific recognition criteria must also be met:

NOTES TO THE FINANCIAL STATEMENTS

Sale of goods
Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer when the goods have been dispatched to a customer pursuant to a sales order and invoice. Net sales represent product shipped less actual and estimated future returns, and slotting fees, rebates and other trade discounts accounted for as reductions of revenue.

Estimates and allowances are based upon known claims and an estimate of additional returns. In order to calculate estimates, management regularly monitor historical patterns of returns from, and discounts to, individual customers.

Interest
Interest revenue is recognised as interest accrues using the effective interest method. The effective interest method uses the effective interest rate which is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial asset.

Dividends
Dividend revenue is recognised when the right to receive the payment is established.

Government grants
Grant income is recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Grant income is recognised in the profit or loss over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Royalties
Royalty revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Litigation Settlement
Revenue is recognised when the risks and rewards have been transferred, which is considered to occur on settlement.

Borrowing costs

Borrowing costs are recognised as an expense when incurred. Novogen Limited does not currently hold any qualifying assets but if it did, the borrowing costs directly associated with this asset would be capitalised (including any other costs directly attributable to the borrowing and temporary investment income earned on the borrowing).

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

NOTES TO THE FINANCIAL STATEMENTS

Operating lease payments are recognised as an expense in the profit or loss on a straight-line basis over the lease term. Lease incentives are recognised in the profit or loss as an integral part of the total lease expense.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Cash and cash equivalents

Cash and short term deposits in the Statement of Financial Position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts and secured cash.

Trade and other receivables

Trade receivables, which generally have 30-60 day terms, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Objective evidence of impairment includes: financial difficulties of debtors; default payments; or debts more than 120 days overdue. Bad debts are written off when identified.

Cash flows relating to short term receivables are not discounted if the effect of discounting is immaterial.

Inventories

Inventories are measured at the lower of cost and net realisable value.

Costs incurred for finished goods and work-in-progress in bringing each product to its present location and condition are accounted for as cost of direct material, direct labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs and assigned on a standard costing basis. Costs are assigned using a standard costing system on the basis of weighted average costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Foreign currency translation

Functional currency

Both the functional and presentation currency of Novogen Limited and its subsidiaries is Australian dollars ($A) except for Marshall Edwards, Inc., Marshall Edwards Pty Limited and Glycotex, Inc., where the functional currency is US dollars.

NOTES TO THE FINANCIAL STATEMENTS

Translation of foreign currency transactions

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of the exchange ruling as at the end of the reporting period.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Translation of financial statements of overseas operations

As at the end of the reporting period the assets and liabilities of overseas subsidiaries are translated into the presentation currency of the Group at the rate of exchange ruling as at the end of the reporting period and the income and expenses are translated at the weighted average exchange rates for the period.

The exchange differences arising on the retranslation of overseas operations which have a functional currency of $A are taken directly to the profit or loss. The exchange differences arising on the retranslation of overseas operations which have a functional currency that is not $A are taken directly to a separate component of equity (foreign currency translation reserve).

Taxes

Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the end of the reporting period.

Deferred income tax is provided on all temporary differences as at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Unrecognised deferred income tax assets are reassessed at the end of each reporting period and recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the Statement of Comprehensive Income.

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST receipt except:
•
when the GST incurred on a purchase of goods or services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables, which are stated with the amounts of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Property, plant and equipment

Cost and valuation
Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

NOTES TO THE FINANCIAL STATEMENTS

Depreciation
Depreciation is calculated on a straight-line basis to write off the depreciable amount of each item of property, plant and equipment over its expected useful life to the Group.

Major depreciation periods are:

Plant and equipment	2.5-10 years
Leasehold improvements	the lease term

Impairment of assets
At the end of each reporting period, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset’s value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Derecognition and disposal
An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Capitalised development costs have a finite life and are amortised on a systematic basis matched to the future economic benefits over the useful life of the project.

Trade and other payables

Trade and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchases of these goods and services.

Interest bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

Gains and losses are recognised in profit or loss when the liabilities are derecognised.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

NOTES TO THE FINANCIAL STATEMENTS

Employee benefits

Wages, salaries, annual leave
Liabilities for wages and salaries, including non-monetary benefits, are recognised in other payables in respect of employees’ services up to the end of the reporting period. Liabilities for annual leave are recognised in current provisions in respect of employees’ services up to the end of the reporting period. They are measured at the amounts expected to be paid when the liabilities are settled.

Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the end of the reporting period on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

Defined contribution plan
Defined superannuation contributions are recognised as an expense in the period they are incurred.

Onerous lease provision

When a lease contract is considered to be onerous, the present obligation under the lease is recognised as a provision. A contract is considered to be onerous when the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net costs of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfil it.

Share-based payment transactions

The Group provides benefits to employees of the Group in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions) under the terms of the Employee Share Option Plan (ESOP).

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a binomial model. Further details are given in Note 13.

In valuing equity-settled transactions, no account is taken of any performance conditions.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the vesting period of the instrument. The cumulative expense recognised for equity-settled transactions at each end of the reporting period until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the Group’s best estimate of the number of equity instruments that will ultimately vest. The Statement of Comprehensive Income charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when they are demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without the possibility of withdrawing or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

NOTES TO THE FINANCIAL STATEMENTS

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown as a deduction, net of tax, from the proceeds.

Subsidiary equity issues

Where a subsidiary makes a new issue of capital subscribed by non-controlling interests, the parent company may make a gain or loss due to dilution of non-controlling interests. These gains or losses are recognised in equity attributable to the parent company.

Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing net loss for the year attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net loss attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Deferred offering costs

Where costs associated with a capital raising have been incurred at the end of the reporting period and it is probable that the capital raising will be successfully completed after the end of the reporting period, such costs are deferred and offset against the proceeds subsequently received from the capital raising.

Financial instruments

Recognition
Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Financial liabilities
Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

Derivative liabilities are initially recognised at fair value. Changes in the fair value of the derivative liabilities are recognised in profit or loss.

NOTES TO THE FINANCIAL STATEMENTS

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June, 2011 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below.

(i) AASB 9 Financial Instruments (effective from 1 January, 2013)

In September 2009 the AASB issued AASB 9, Financial Instruments, which amends the requirements for classification and measurement of financial assets. This standard was subsequently amended in December, 2010. AASB 9 requires that gains or losses on financial liabilities measured at fair value are recognised in profit or loss, except that the effects of changes in the liability’s credit risk are recognised in other comprehensive income. At 30 June 2011, the Company has $1,047,000 of financial liabilities measured at fair value through profit or loss. The amendments require that any changes in fair value attributable to the liability’s credit risk be recognised in other comprehensive income instead of profit or loss. The amendments apply retrospectively from date of initial application, which will be 1 July 2012. Therefore, at this stage, it is not yet possible for the Company to quantify the impact on the financial statements of first time application of these amendments.

(ii) IFRS 13 Fair Value Measurement (effective from 1 January, 2013)

Currently, fair value measurement requirements are included in several Accounting Standards. IFRS 13 establishes a single framework for measuring fair value of financial and non-financial items recognized at fair value in the statement of financial position or disclosed in the notes in the financial statements.

Due to the recent release of this standard, The Company has yet to conduct a detailed analysis of the differenced between the current fair calculation methodologies used and those required by IFRS 13. However, when this standard is adopted for the first time for the year ended 30 June 2014, there will be no impact on the financial statements because the revised fair value measurement requirements apply prospectively from 1 July 2013.

(iii) Amendments to IAS 1 (issued June 2011) Presentation of Items of Other Comprehensive Income (effective1 January, 2013).

These amendments align the presentation of items of other comprehensive income (OCI) with US GAAP. When this standard is first adopted for the year ended 30 June 2014, there will be no impact on amounts recognised for transactions and balances for 30 June 2014 (and comparatives). However, the statement of comprehensive income will include name changes and include subtotals for items of OCI that can subsequently be reclassified to profit or loss in future (e.g. foreign currency translation reserves) and those that cannot subsequently be reclassified (e.g. fixed asset revaluation surpluses).

(iv) IAS 19 (issued June 2011) Employee Benefits (effective1 January, 2013).

The Company currently calculates its liability for annual leave employee benefits on the basis that it is due to be settled within 12 months of the end of the reporting period because employees are entitled to use this leave at any time. The amendments to IAS 19 require that such liabilities be calculated on the basis of when the leave is expected to be taken, i.e. expected settlement.

NOTES TO THE FINANCIAL STATEMENTS

When this standard is first adopted for the 30 June, 2014 year end, annual leave liabilities will be recalculated on 1 July 2012. Leave liabilities for any employees with significant balances of leave outstanding who are not expected to take their leave within 12 months will be discounted, which may result in a reduction of the annual leave liabilities recognised on 1 July 2012, and a corresponding increase in retained earnings at that date.

(v) AASB 1054 Australian Additional Disclosures (effective1 January, 2011).

This standard moves additional Australian specific disclosure requirements from various Australian Accounting Standards into this standard. When this Standard is adopted for the first time for the year ended 30 June 2012, the financial statements will no longer include disclosures about capital and other expenditure commitments as these are no longer required by AASB 1054.

(iii) AASB 2010-4 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Process – (effective 1 January, 2011)

Amendments to AASB 7, Financial Instruments: Disclosures (effective1 January, 2011) deletes various disclosures relating to credit risk, renegotiated loans and receivables and the fair value of collateral held. There will be no impact on initial adoption to amounts recognised in the financial statements as the amendments result in fewer disclosures only.

Amendments to AASB 101, Presentation of Financial Statements (effective1 January, 2011), requires a detailed reconciliation of each item of other comprehensive income to be included in the statement of changes in equity or in the notes to the financial statements. There will be no impact on initial adoption of this amendment as a detailed reconciliation of each item of other comprehensive income has always been included in the statement of changes in equity and the notes to the accounts.

NOTES TO THE FINANCIAL STATEMENTS

Note 2.     (LOSS)/PROFIT BEFORE INCOME TAX

	Consolidated
	2011	2010
	$'000	$'000

Revenue and other income from continuing operations

(a) Revenue
Bank interest	144	290
Royalties	1,714	1,492
Dividends	165	-
Other	2	2
Total revenue	2,025	1,784

(b) Other income

Government grants - research and development	247	-
Net gains on disposal of plant and equipment	265	7
	512	7

(c) Other expenses*
Inventory impairment provision	12	-
	12	-

(d) Depreciation included in the statement of comprehensive income*
Depreciation :
Included in administrative expenses	83	198

(e) Lease payments and other expenses included in the income statement*
Included in administrative expenses:
Minimum lease payments - operating leases	402	476
Net foreign exchange differences	771	512
Share issue expenses	433	-
Included in research and development expenses:
Onerous lease expense - operating leases	550	-

(f) Employee benefit expense*
Wages and salaries	4,609	5,453
Workers' compensation costs	27	47
Defined contribution plan expense	336	573
Termination costs	655	3,017
Share-based payments expense	651	728

	6,278	9,818
* includes amounts from discontinuing operations

NOTES TO THE FINANCIAL STATEMENTS

Note 3.     INCOME TAX

	Consolidated
	2011	2010
	$'000	$'000
A reconciliation between tax expense and the product of accounting (loss)/profit before income tax multiplied by the Group's applicable tax rate is as follows:

Accounting (loss)/profit before tax from operations	(9,474)	(15,236)

At the Group's statutory income tax rate of 30% (2010: 30%)	(2,842)	(4,571)

Foreign tax rate differentials	(139)	(184)
Non deductible expenses	26	85
Deductible balancing adjustments	-	-
Research and development allowance	(110)	(604)
Sub-total	(3,065)	(5,274)
Tax losses and timing differences not recognised	3,070	5,284

Tax expense	5	10

Tax expense from continuing operations	1	1
Tax expense from discontinuing operations	4	9
	5	10

Components of income tax expense/(benefit)
Current tax	(3,065)	(5,274)
Deferred tax	3,070	5,284
Income tax expense	5	10

Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax assets
Depreciation	124	301
Provisions and accruals	702	166
Exchange losses/(gain)	(75)	113
Share based payments by USA subsidiaries	195	171
Other	40	51
Losses carried forward
- Australia	41,923	40,474
- US	14,950	16,921
- Other countries	1,259	1,899
Total deferred tax assets not recognised	59,118	60,096

Deferred tax liability
Other	-	-

Total deferred tax liability not recognised	-	-

Net deferred tax asset not recognised	59,118	60,096

NOTES TO THE FINANCIAL STATEMENTS

Tax consolidation

Novogen Limited and its 100% owned Australian subsidiaries elected to form a tax consolidation group for income tax purposes with effect from 1 July, 2003. The Australian Tax Office has been formally notified of this decision. Novogen Limited as the head entity discloses all of the deferred tax assets of the tax consolidated group in relation to tax losses carried forward (after elimination of inter-group transactions).

As the tax consolidation group continues to generate tax losses there has been no reason for the Company to enter a tax funding agreement with members of the tax consolidation group.

Note 4.     EARNINGS PER SHARE

The notional issue of potential ordinary shares resulting from the exercise of options detailed in Note 13 does not result in diluted earnings per share therefore the information has not been disclosed.

Potential ordinary shares (non-dilutive) and not included in determining earnings per share: 2,528,560 options (2010: 2,370,340) (refer Note 13).

There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the end of the reporting period and before the completion of these financial statements.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2011	2010
	$'000	$'000

Net loss attributable to owners of the parent from continuing operations	(7,965)	(12,913)
Net profit attributable to owners of the parent from discontinuing operations	1,467	568
Net loss attributable to owners of the parent	(6,498)	(12,345)

	2011 Thousands	2010 Thousands

Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	102,126	102,126

Note 5.     CASH AND CASH EQUIVALENTS

	Consolidated
	2011	2010
	$'000	$'000

Cash at bank and in hand	5,266	12,131
Short-term deposits	500	2,000
	5,766	14,131

Secured cash (Refer Note 15)	250	1,000
	6,016	15,131
Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits and secured cash are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

NOTES TO THE FINANCIAL STATEMENTS

Note 6.     TRADE AND OTHER RECEIVABLES

	Consolidated
	2011	2010
	$'000	$'000

Current

Trade receivables	2,424	1,279
Allowance for doubtful debts	(9)	(36)
	2,415	1,243

Deposits held	349	386
Royalty receivable	2,565	-
Other debtors	140	355
	5,469	1,984
At 30 June, 2011 the Company had entered into an agreement to receive a lump sum upfront payment in settlement of royalties due under the licence agreement with ADM. This payment was received in July, 2011.

Provision for doubtful debts

Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts.

At 30 June, 2011 trade receivables of $9,000 (2010: $36,000) were considered doubtful. These amounts have been included in selling and promotional expenses.

Movements in the allowance for doubtful debts were as follows:

	Consolidated
	2011	2010
	$'000	$'000

Balance at 1 July	(36)	(36)

Change in allowance for the year	27	3
Amounts (recovered)/written off during the year	-	(3)

Balance at 30 June	(9)	(36)

NOTES TO THE FINANCIAL STATEMENTS

Past due but not considered doubtful

At 30 June, 2011 trade receivables of $427,000 (2010: $408,000) were past due but were not considered to be doubtful. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated
	2011	2010
	$'000	$'000

1 - 30 days overdue	352	363
31 - 60 days overdue	13	33
61 - 90 days overdue	62	-
91 + days overdue	-	12

	427	408

Receivable balances which are neither overdue nor impaired are expected to be received when due.

Other receivables

Other debtors, generally arising from transactions outside usual operating activities of the Group, are non-interest bearing and have repayment terms between 7 and 30 days.

At 30 June, 2011 there were no other receivables that were past due but were not considered to be doubtful (2010: $111,000).

	Consolidated
	2011	2010
	$'000	$'000

1 - 30 days overdue	-	62
31 - 60 days overdue	-	35
61 - 90 days overdue	-	-
91 + days overdue	-	14

	-	111

Other receivable balances which are neither overdue nor impaired are expected to be received when due.

Fair value and credit risk
Due to the short term nature of these receivables, their carrying value is assumed to approximate their fair value.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held against these receivables.

Foreign exchange and interest rate risk

Details regarding foreign exchange and interest rate risk exposure is disclosed in Note 15.

NOTES TO THE FINANCIAL STATEMENTS

Note 7.     INVENTORIES

	Consolidated
	2011	2010
	$'000	$'000

Current

Work in progress (at cost)	66	888
Finished goods (at cost)	588	673
	654	1,561

Note 8.     OTHER CURRENT ASSETS

	Consolidated
	2011	2010
	$'000	$'000

Prepayments	521	442

Note 9.     PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2011	2010
	$'000	$'000

Plant and equipment - at cost	615	2,601
Accumulated depreciation	(561)	(2,443)
	54	158

Leasehold improvements - at cost	118	111
Accumulated depreciation	(105)	(97)
	13	14

Total property, plant and equipment - at cost	733	2,712
Accumulated amortisation and depreciation	(666)	(2,540)

Total property, plant and equipment	67	172

NOTES TO THE FINANCIAL STATEMENTS

Reconciliations
Reconciliations of the carrying amount of property, plant and equipment at the beginning and at the end of the current financial year.

	Consolidated
	2011	2010
	$'000	$'000
Plant and equipment
Carrying amount at beginning of financial year	158	302
Additions	35	18
Disposals	(75)	(5)
Depreciation expense	(64)	(157)
Carrying amount at end of financial year	54	158

Leasehold improvements
Carrying amount at beginning of financial year	14	51
Additions	20	4
Disposals	(2)	-
Depreciation expense	(19)	(41)
Carrying amount at end of financial year	13	14

Note 10.     TRADE AND OTHER PAYABLES

	Consolidated
	2011	2010
	$'000	$'000

Current

Trade payables	1,936	2,529
Accrued trade payables	2,244	1,935
Accrued clinical trial payments	67	901
Deferred royalty income	2,139	-
	6,386	5,365

Terms and conditions relating to the above payables:

• trade payables are non-interest bearing and normally settled on 30 day terms; and
• clinical trial payables are non-interest bearing and normally settled on 30 day terms.

Risk exposure
Information about the Group’s exposure to foreign exchange risk and liquidity risk is provided in Note 15.

Fair value
Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

NOTES TO THE FINANCIAL STATEMENTS

Note 11.     PROVISIONS

	Consolidated
	2011	2010
	$'000	$'000
Current	770	597
Non-current	104	152
	874	749

	Consolidated
	2011	2010
	$'000	$'000
Employee benefit provision
Current	264	597
Non-current	55	103
	319	700

	Consolidated
	2011	2010
	$'000	$'000
Onerous lease provision
Current	506	-
Non-current	-	-
	506	-

Following the transition of the research and development function to the US and the expected sale of the consumer business, the Company has raised a provision for the excess space available at its North Ryde premises. The Company is currently seeking alternative arrangements to utilise this excess space.

	Consolidated
	2011	2010
	$'000	$'000
Make good provision
Opening balance at beginning of the year	49	46
Additional provision made in the period	-	3
Closing balance at the end of the year	49	49

Current	-	-
Non-current	49	49
	49	49

In accordance with its Sydney premises lease, the Group must restore the leased premises to agreed condition at the end of the lease term. A provision of $49,000 was made in respect of the Group’s expected obligation.

NOTES TO THE FINANCIAL STATEMENTS

Note 12.     CONTRIBUTED EQUITY AND RESERVES

(a) Issued and paid up capital

	Consolidated
	2011	2010
	$'000	$'000
Fully Paid Ordinary Shares
Novogen Limited
102,125,894 (2010: 102,125,894) ordinary shares	133,100	133,100
	133,100	133,100

Other
Gain arising on issue of shares by subsidiaries to outside shareholders:
Marshall Edwards, Inc.	53,731	65,855
Glycotex, Inc.	7,464	7,464
	61,195	73,319

Contributed Equity	194,295	206,419

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

	Number of shares	Issue price	$'000
		$
On issue 1 July, 2009	102,125,894		133,100

On issue 30 June, 2010	102,125,894		133,100

On issue 1 July, 2010	102,125,894		133,100

On issue 30 June, 2011	102,125,894		133,100

Share options
The Company has an employee share option plan under which options to subscribe for the Company’s shares have been granted to certain executive and other employees (refer Note 13).

On 31 March, 2010, MEI effected a reverse stock split of its outstanding common stock on a 1-for-10 split adjusted basis in order to satisfy a bid price listing requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Rule 5450(a)(1). For the purpose of this report all share data presented has been adjusted retrospectively to incorporate the 1-for-10 reverse stock split.

On 7 February, 2011, MEI entered into an At Market Issuance Sales Agreement with McNicoll, Lewis & Vlak LLC (“MLV”), under which MEI may, from time to time, issue and sell through MLV, as MEI’s agent, shares of its common stock pursuant to a prospectus supplement related to a shelf registration statement covering sales of common stock with an aggregate offering price of up to US$1,815,000, which MEI filed with the SEC on the same date. During February and March 2011, MEI issued 55,201 shares of common stock under a sales agreement for US$131,000, resulting in net proceeds of US$48,000 after deducting offering-related expenses.

NOTES TO THE FINANCIAL STATEMENTS

On 17 March, 2011, MEI entered into a Stock Purchase Agreement (the “Ironridge Stock Purchase Agreement”) with Ironridge Global Biopharma, a division of Ironridge Global IV, Ltd., a British Virgin Islands business company (“Ironridge”). During March 2011, pursuant to the Ironridge Stock Purchase Agreement, MEI issued to Ironridge (i) 644,347 shares of common stock for US$1,001,700, and (ii) 742 shares of MEI’s Series B preferred stock, US$0.01 par value, at a purchase price of US$1,000 per share. Additionally, Ironridge paid US$742,000 in cash for 742 Series B Preferred Shares. On 31 March, 2011, MEI redeemed and cancelled all of the outstanding Series B Preferred Shares that had been issued to Ironridge, and cancelled the promissory notes as payment to Ironridge for redemption of the Series B Preferred Shares. The Company’s cash proceeds from the transactions with Ironridge were US$687,000, after deducting offering-related expenses.

On 23 March, 2011, MEI received approval for its request from the Listing Qualifications Staff to transfer from the Nasdaq Global Market to the Nasdaq Capital Market, effective 16 March, 2011.

On 2 May, 2011, MEI announced that it has entered into a definitive Securities Purchase Agreement with certain institutional investors to sell in a private placement common stock and warrants for gross proceeds of up to US$4 million, before deducting fees and expenses of the offering, of which approximately US$1.1 million would result from the sale of approximately 835,217 shares of common stock at US$1.333 per share. The remaining US$2.9 million would be subject to the exercise of one-year series B warrants at their initial exercise price of US$1.333 per share and the fulfillment or waiver of certain conditions.

MEI will also issue series A warrants which will initially represent the right to purchase up to 626,413 shares of common stock exercisable after six months for a period of five years and subject to proportionate increases to the extent the series B warrants are exercised. Series C warrants may entitle the holders to obtain additional shares of common stock exercisable in the event the trading price of the common stock is below certain levels on specified future dates during a period of up to one year following the closing date.

On 16 May, 2011, MEI entered into an Amended and Restated Securities Purchase Agreement with certain accredited investors (the “Purchasers”) which amends and restates in its entirety the Securities Purchase Agreement, dated 2 May, 2011. The Amended Purchase Agreement eliminates the series C warrants provided for in the Original Purchase Agreement and provides for the issuance of additional shares (the “Adjustment Shares”) of the Company’s common stock, and cash payments to the Purchasers to the extent the trading price of the common stock is below certain levels on the adjustment dates.

Pursuant to the Amended and Restated Securities Purchase Agreement, on 18 May, 2011, MEI issued to the Purchasers: (i) 835,217 shares of common stock, at a purchase price of US$1.333 per share; (ii) series A warrants which will initially represent the right to purchase up to 626,413 shares of common stock; and (iii) series B warrants which will initially represent the right to purchase up to 2,165,534 shares of common stock. In addition, MEI has agreed to issue to the Purchasers, Adjustment Shares, to the extent the applicable price of the common stock is below US$1.333 per share, but greater than or equal to US$0.75 per share, on certain dates during the one year period ending on the first anniversary of the date of the closing of the offering, including as a result of a subsequent offering by MEI of its securities at a price below the purchase price of the common shares. The number of Adjustment Shares issuable will initially be limited to 649,242, subject to proportionate increases to the extent the series B warrants have been exercised prior to the applicable adjustment date, up to a maximum of 2,332,583 shares. If the applicable price based on the trading price of the MEI’s common stock is below US$0.75 per share on any adjustment date, MEI will, in addition to issuing the applicable number of Adjustment Shares, refund to the Purchasers an amount in cash per share of common stock purchased by the Purchasers in the transaction based on the difference between US$0.75 and the price of the common stock on such adjustment date.

NOTES TO THE FINANCIAL STATEMENTS

Upon the closing of the offering, the MEI has also agreed to issue to Roth Capital Partners, as placement agent, warrants for the purchase of an amount of common stock equal to 7% of the common shares, which warrants will be exercisable on the same terms, including as to the increase in the number of shares of common stock issuable upon exercise, as the series A warrants, as well as to pay a cash fee equal to 7% of the gross proceeds of the offering.

As at 30 June, 2011 the number of MEI warrants and options outstanding were 3,694,620.

On 10 May, 2011 the asset purchase agreement entered into between the MEI, Novogen Limited, and Novogen Research Pty Limited on 21 December, 2010 was completed. The closing of the transaction follows approval at a meeting of Novogen shareholders on 6 May, 2011. The agreement was previously approved at MEI’s Annual Meeting of Stockholders on 13 April, 2011. Under the agreement, MEI acquires Novogen’s isoflavone-based intellectual property portfolio in exchange for issuing Novogen 1,000 shares of Class A Preferred Stock. Each Preferred Stock is convertible into 4,827 shares of MEI common stock for an aggregate of 4,827,000 shares, valued in total at US$4 million based on the volume weighted average price over the 20 trading days prior to the date of the date of the execution of the asset purchase agreement. Should any of the acquired assets achieve a statistically significant result in a Phase II clinical trial or the first patient is enrolled in a Phase III clinical trial, each share of Class A Preferred Stock not already converted will become convertible into 9,654 of MEI common stock. MEI can buy back the preference shares at any time at a total price of US$12 million. On completion all prior licensing agreements between the Company and MEI were cancelled.

Under Nasdaq rules, MEI are required to maintain minimum stockholders’ equity of US$2.5 million. If MEI stockholders’ equity falls below US$2.5 million, MEI would have 45 calendar days from the date of notification by Nasdaq to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the original notification for MEI to evidence compliance with this requirement. The sale of the shares of common stock and warrants issued in the private placement that closed on 18 May, 2011 will result in MEI recording a derivative liability under generally accepted accounting principles, based on certain anti-dilution provisions contained in the warrants and the Purchase Agreement (dated 18 May, 2011). MEI expects its stockholders’ equity will fall below US$2.5 million as a result of the derivative accounting treatment associated with the private placement and, therefore, may lead to de-listing of its common stock on the Nasdaq Stock Market, unless MEI are able to increase their stockholders’ equity through an equity offering or otherwise.

(b) Reserves

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Movements in the currency translation reserve were as follows:

	Consolidated
	2011	2010
	$'000	$'000

Balance at the beginning of the year	(3,778)	(3,010)
Share of opening reserve transferred to minority interest due to issuance of shares by subsidiary	639	-
Exchange differences on translation of foreign operations	(283)	(768)
Balance at the end of the year	(3,422)	(3,778)

NOTES TO THE FINANCIAL STATEMENTS

(c) Accumulated losses
Movements in accumulated losses were as follows:

	Consolidated
	2011	2010
	$'000	$'000

Balance at the beginning of the year	(191,452)	(179,730)

Adjustment to opening retained earnings attributed to minority interest holders	11,190	-
Equity attributable to share based payments	116	623
Current year (loss)/profit	(6,498)	(12,345)

Balance at the end of the year	(186,644)	(191,452)

(d) Non-controlling interests
The non-controlling interests are detailed as follows:

	Consolidated
	2011	2010
	$'000	$'000

Ordinary shares	43,971	31,141
Foreign currency translation reserve	(2,550)	(1,504)
Accumulated losses	(41,230)	(27,650)
	191	1,987

Note 13.     SHARE BASED PAYMENT PLANS

Novogen  Limited
Employee Share Option Plan

The Company established an Employee Share Option Plan which was approved by shareholders in October, 2007. The employee Share Option Plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. The number and timing of options issued under the terms of the Employee Share Option Plan is entirely at the discretion of the Board.

Each option issued under the Employee Share Option Plan entitles its holder to acquire one fully paid ordinary share and is exercisable at a price generally equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options generally vest equally over a four year period from the date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and can not be settled by the Company in cash. The Employee Share Option Plan provides that in the event of a change of control of the Company or in the event that the Company is taken over, outstanding options become exercisable regardless of vesting status.

The expense recognised in the Statement of Comprehensive Income in relation to employee share-based payments is disclosed in Note 2(f).

The contractual life of all options granted is between three and five years. There are no cash settlement alternatives.

NOTES TO THE FINANCIAL STATEMENTS

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to employees during the year;

	2011		2010
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	2,370,340	$1.11	4,071,412	$1.26
Granted	1,750,000	$0.30	-	N/A
Forfeited	(1,533,956)	$1.14	(1,550,364)	$1.15
Exercised	-	N/A	-	N/A
Expired	(57,824)	$3.64	(150,708)	$4.90
Outstanding at the end of the year	2,528,560	$0.47	2,370,340	$1.11
Exercisable at the end of the year	474,924	$1.00	1,018,552	$1.57

The following table details the exercise price, expiry date and number of options issued to employees that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2011	No. outstanding 30 June, 2010
$3.64	21/04/11	-	164,416
$2.41	30/03/12	79,920	214,868
$2.41	26/10/12	-	50,472
$1.06	1/03/13	182,736	553,012
$1.06	1/03/13	-	126,928
$0.53	6/03/14	515,904	1,260,644
$0.30	26/01/15	1,750,000	-
		2,528,560	2,370,340

The weighted average remaining contractual life for the share options outstanding as at 30 June, 2011 was between 1 and 5 years.

The fair value of the equity-settled share options granted to employees is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.

NOTES TO THE FINANCIAL STATEMENTS

The following table lists the inputs to the model used to calculate the fair value of the options.

6 May,
2011
Exercise price	0.2970
Share price at grant date	0.24
Dividend yield	0%
Expected volatility	125%
Historical volatility	125%
Risk-free interest rate	5.20%
Expected life of option	3.7 years
Option fair value	0.19

The dividend yield reflects the assumption that the current dividend payout, which is zero, will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Marshall Edwards, Inc.
Share based payment plans

On 9 December, 2008, MEI adopted the Marshall Edwards, Inc. 2008 Stock Omnibus Equity Compensation Plan (the “Plan”). The Plan provides for the issuance of a maximum of 7,000,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards to non-employee directors, officers, employees and advisors. Options issued under The Plan generally have a term of five years from the date of grant. The options/warrants generally vest in the following pattern, 25% twelve months from grant date with the balance vesting in equal monthly instalments over the following thirty-six (36) months.

At 30 June, 2011 no options/warrants had expired, been forfeited or exercised.

Other share based payments

MEI has also issued options/warrants outside The Plan to a consultant and to MEI’s President and Chief Executive Officer, however no options have been issued during the year ended 30 June, 2011.

At 30 June, 2011 no shares had been issued as a result of exercising the options/warrants.

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, MEI share options/warrants issued during the year;

	2011			2010
	No.	WAEP		No.	WAEP
Outstanding at the beginning of the year	303,461	$	US3.31	9,608	$	US13.69
Granted	297,352	$	US1.12	293,853	$	US2.97
Forfeited	-		N/A	-		N/A
Expired	-		N/A	-		N/A
Outstanding at the end of the year	600,813	$	US2.23	303,461	$	US3.31
Exercisable at the end of the year	92,256	$	US4.14	9,608	$	US13.69

NOTES TO THE FINANCIAL STATEMENTS
The following table details the exercise price, expiry date and number of MEI options/warrants issued that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2011	No. outstanding 30 June, 2010
US$21.70	30/07/13	4,608	4,608
US$6.30	28/01/14	5,000	5,000
US$5.05	23/04/15	110,195	110,195
US$1.86	7/06/15	110,195	110,195
US$1.52	18/06/15	73,463	73,463
US$0.77	1/09/15	82,232	-
US$1.15	1/11/15	37,500	-
US$1.28	1/06/16	177,620	-
		600,813	303,461

The fair value of the equity settled transactions with consultants are estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options and warrant were granted.

The following table lists the inputs to the model used to calculate fair value:

	1 June, 2011	1 November, 2010	1 September, 2010	18 June, 2010	7 June, 2010	23 April, 2010
Exercise price	US$1.28	US$1.15	US$0.77	US$1.52	US$1.86	US$5.05
Share price at grant date	US$1.28	US$1.15	US$0.77	US$1.52	US$1.86	US$5.05
Dividend yield	0%	0%	0%	0%	0%	0%
Expected volatility	144%	137%	136%	136%	135%	132%
Historical volatility	144%	137%	136%	136%	135%	132%
Risk-free interest rate	1.60%	1.17%	1.41%	2.04%	1.95%	2.61%
Expected life of warrant/option	5 years	5 years	5 years	5 years	5 years	5 years
Warrant/option fair value	US$0.67	US$1.01	US$1.11	US$1.33	US$1.63	US$4.38

Glycotex, Inc.
Share based payment plans

The Glycotex, Inc, 2007 stock option plan provides for the issuance of a maximum of 357,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards to non-employee directors, officers, employees and advisors.

On 29 May, 2009, options exercisable for 125,573 shares of common stock were granted under the Stock Option Plan. A total of 50,229 options vest and become exercisable on the grant date, 37,672 options vest on 29 May, 2010 and 37,672 options vest on 29 May, 2011. The options have an exercise price of US$15.13 and, having a five year term, expire on 29 May, 2014.

In 1 January, 2010 an additional 7,013 options were issued with an exercise price of US$15.13. These options vest immediately and expire on 31 December, 2014.

At 30 June, 2011, 132,586 options were exercisable and outstanding, no options had expired, been forfeited or exercised.

The fair value of the equity settled transactions are estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options and warrant were granted.

NOTES TO THE FINANCIAL STATEMENTS

The following table lists the inputs to the model used to calculate fair value:

1 January, 2010
Exercise price	US$15.13
Share price at grant date	US$15.13
Dividend yield	0%
Expected volatility	52%
Historical volatility	52%
Risk-free interest rate	2.34%
Expected life of warrant	5 years
Warrant fair value	US$7.13

Note 14.     SEGMENT INFORMATION

Identification of reportable segments
The Group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team (the chief operating decision makers) in assessing performance and in determining the allocation of resources.

The operating segments indentified by management are based on the specific area of targeted therapeutic treatment or the individual market in which products are sold.

The Group has identified four unique segments as follows:
1 – Drug Development - includes the discovery of new compounds and the early stage screening for bioactivity of such compounds through both in vivo and in vitro testing.
2 – Oncology Drug Program – involves the development of selected oncology drug candidates which have indicated potential bioactivity against cancer cells through clinical trial programs to assess safety and efficacy.
3 – Consumer Business – a dietary supplement business based on red clover isoflavones which are marketed and sold world wide (this business segment has been classified as a discontinuing operation – refer Note 21).
4 – Wound Healing – a separate and unique technology based on Beta-1 Glucan to aid in the management of wounds. This technology is currently being progressed through a clinical trial program to assess safety and efficacy in order to ultimately obtain marketing approval.

The accounting policies used by the Group in reporting segments internally are consistent with those applied to the consolidated accounts and contained in Note 1.

Corporate costs have been allocated between segments and are therefore included in the net profit/(loss) for each segment.

NOTES TO THE FINANCIAL STATEMENTS

The Group has a number of customers to which it provides products. The major customers of the Group are pharmaceutical distributors, the largest of these accounts for $2,905,000 (22%) of external revenue (2010: $1,347,000) with the next highest accounting for 11% of external revenue (2010: 9%). The Group also receives royalty income which is dominated by one single customer representing $1,715,000 (13%) of external revenue (2010: $1,493,000).

	DRUG DEVELOPMENT		ONCOLOGY DRUG PROGRAM		CONSUMER BUSINESS		WOUND HEALING		TOTAL
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	(000's)		(000's)		(000's)		(000's)		(000's)
Net sales from external customers	-	-	-	-	10,843	7,983	-	-	10,843	7,983
Other revenue	1,893	1,690	132	95	510	140	-	-	2,535	1,925
Total revenue	1,893	1,690	132	95	11,353	8,123	-	-	13,378	9,908

Net (loss)/profit	(5,068)	(7,427)	(7,167)	(7,245)	3,461	959	(705)	(1,532)	(9,479)	(15,246)

Interest revenue	109	195	35	95	-	-	-	-	144	290
Interest expense	(18)	(16)	-	(1)	-	-	-	2	(18)	(15)
Depreciation and amortisation	(62)	(188)	(13)	-	(7)	(8)	(1)	(2)	(83)	(198)
Share based payments	(40)	(225)	(487)	(73)	-	-	(124)	(430)	(651)	(728)
Income tax expense	-	-	(1)	(1)	(4)	(9)	-	-	(5)	(10)

Total assets and total liabilities, as reviewed and used by the executive management team, are not allocated between segments where the segments are contained within the same legal entity.

	Consolidated
	2011	2010
	$'000	$'000
Segment assets

Drug development and consumer business (combined)	22,158	18,489
Oncology drug program	4,801	10,719
Wound healing	150	38
Total segment assets	27,109	29,246
Inter-segment eliminations	(14,382)	(9,956)
Total assets per the statement of financial position	12,727	19,290

Segment liabilities	Consolidated
	2011	2010
	$'000	$'000
Drug development and consumer business (combined)	5,533	3,831
Oncology drug program	3,127	2,059
Wound healing	2,720	2,610
Total segment liabilities	11,380	8,500
Intersegment eliminations	(3,073)	(2,386)
Total liabilites per the statement of financial position	8,307	6,114

NOTES TO THE FINANCIAL STATEMENTS

Revenue from external customers by geographical locations is detailed below. Revenue is attributed to geographical locations based on the location of the customers.

Segment revenue	Consolidated
	2011	2010
	$'000	$'000
Australia	3,188	3,529
North America	1,778	1,788
South America	2,905	-
Europe	2,367	2,240
Asia	419	245
other	186	181
	10,843	7,983

An analysis of the location of non-current assets, other than financial instruments, is as follows.

Non-current assets	Consolidated
	2011	2010
	$'000	$'000
Australia	20	155
North America	47	17
Europe	-	-
	67	172

Note 15.     FINANCIAL INSTRUMENTS

Capital risk management

The Group manages its capital to ensure that the entities in the Group will be able to continue as a going concern while maximising shareholder value.

The capital structure of the Group consists of cash and cash equivalents and equity attributable to equity holders. The Group operates globally, primarily through subsidiary companies established in the markets in which the Group trades, or through subsidiary companies established to facilitate the development of specialty pharmaceutical products including oncology drug development through Marshall Edwards, Inc. and wound healing through Glycotex, Inc.

The Group’s overall strategy remains unchanged from 2010, whereby future operating cash flows generated by a profitable Consumer Health business and the proceeds from the future sale of this business will supplement the funds raised in equity markets by the Group’s listed subsidiary companies.

Financial risk management

The Group’s principal financial instruments comprise cash and short term deposits, receivables and payables. The Group is not exposed to significant debt or borrowings.

The Group’s activities expose it to a variety of financial risks. The main risks arising from the Group’s financial instruments are market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group uses different methods to measure and manage the different types of risks to which it is exposed. These methods include monitoring the levels of exposure to interest rates and foreign exchange, ageing analysis and monitoring of specific credit allowances to manage credit risk, and, rolling cash flow forecasts to manage liquidity risk.

NOTES TO THE FINANCIAL STATEMENTS

Market risk

Interest rate risk

The Group’s exposure to market interest rates relate primarily to the investments of cash balances.

The Group has cash reserves held primarily in US$ and A$ and places funds on deposit with financial institutions for periods generally not exceeding three months.

At the end of the reporting period the Group had the following exposure to variable interest rate risk:

	Consolidated
	2011	2010
	$'000	$'000
Financial assets

Cash at bank and in hand	5,266	12,131
Short term deposits	500	2,000
	5,766	14,131

Secured cash	250	1,000

Net exposure	6,016	15,131

At 30 June, 2011, if interest rates had moved as illustrated in the table below, with all other variables held constant, post tax profit would have been affected as follows:

Judgements of reasonably possible movements:	Post tax profit
	Higher/(Lower)
	2011	2010
	$'000	$'000
Consolidated
+1% (100 basis points)	60	151
-1% (100 basis points)	(60)	(151)

NOTES TO THE FINANCIAL STATEMENTS

The Group's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.

Consolidated

		Floating Interest Rate		Fixed 1 year or less		Fixed Over 1 to 5 years		Non-interest bearing		Total		Weighted average rate of interest
	Note	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Financial assets
Cash	5	4,232	9,489	-	-	-	-	1,034	2,642	5,266	12,131	0.78%	0.66%
Deposits	5	-	-	750	3,000	-	-	-	-	750	3,000	5.15%	5.40%
Trade and other receivables	6	-	-	-	-	-	-	5,469	1,984	5,469	1,984	N/A	N/A
Loans and receivables		-	-	750	3,000	-	-	5,469	1,984	6,219	4,984

		4,232	9,489	750	3,000	-	-	6,503	4,626	11,485	17,115

Financial liabilities
Trade and other payables	10	-	-	-	-	-	-	6,386	5,365	6,386	5,365	N/A	N/A
Financial liabilities at amortised cost		-	-	-	-	-	-	6,386	5,365	6,386	5,365

Net financial assets/(liabilities)		4,232	9,489	750	3,000	-	-	117	(739)	5,099	11,750

Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (USD), the British pound (GBP), the Euro, the Swiss Franc (CHF) and the Canadian dollar (CAD). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of 30 June, 2011, the Group did not hold derivative financial instruments in managing its foreign currency, however, the Group may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of AUD have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in. The functional currency of Marshall Edwards, Inc. and Glycotex, Inc. is USD and these subsidiaries have exposure to AUD and any other currency these subsidiaries trade in.

NOTES TO THE FINANCIAL STATEMENTS

The Group’s exposure to foreign currency risk at 30 June, 2011 was as follows:

	Consolidated
	2011	2010
	$'000	$'000
USD denominated

Financial assets
Cash and cash equivalents	550	909
Trade and other receivables	2,571	210
	3,121	1,119
Financial liablities
Trade and other payables	48	127
Net exposure	3,073	992

GBP denominated

Financial assets
Cash and cash equivalents	21	127
Trade and other receivables	324	243
	345	370
Financial liablities
Trade and other payables	107	206
Net exposure	238	164

CAD denominated

Financial assets
Cash and cash equivalents	47	102
Trade and other receivables	225	163
	272	265
Financial liablities
Trade and other payables	129	208
Net exposure	143	57

EURO denominated

Financial assets
Trade and other receivables	361	406
	361	406
Financial liablities
Trade and other payables	93	108
Net exposure	268	298

CHF denominated

Financial liablities
Trade and other payables	-	615
Net exposure	-	(615)

AUD denominated

Financial assets
Cash and cash equivalents	271	752
Trade and other receivables	4	32
	275	784
Financial liablities
Trade and other payables	52	551
Net exposure	223	233

NOTES TO THE FINANCIAL STATEMENTS

The following sensitivity is based on the foreign currency risk exposures in existence at the date of the Statement of Financial Position:

Judgements of reasonably possible movements:	Post tax profit
	Higher/(Lower)
	2011	2010
	$'000	$'000
USD denominated

Consolidated
AUD/USD +10%	(279)	(90)
AUD/USD -10%	341	110

GBP denominated

Consolidated
AUD/GBP +10%	(22)	(15)
AUD/GBP -10%	26	18

CAD denominated

Consolidated
AUD/CAD +10%	(13)	(5)
AUD/CAD -10%	16	6

EURO denominated

Consolidated
AUD/EURO +10%	(24)	(27)
AUD/EURO -10%	30	33

CHF denominated

Consolidated
AUD/CHF +10%	-	56
AUD/CHF -10%	-	(68)

AUD denominated

Consolidated
AUD/USD +10%	(20)	(21)
AUD/USD -10%	25	26

Credit risk

The Group trades only with recognised, creditworthy third parties.

It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit application procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.

As of 30 June, 2011, the Group did not hold derivative financial instruments with the exception of warrants issued by MEI as part of a capital raising which have a pricing reset mechanism and include the potential to issue additional shares, resulting in them being classified as derivative liabilities. The Group places its cash deposits with high credit quality financial institutions and by policy, limits the amount of credit exposure to any single counter-party. The Group is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk.

The Group mitigates default risk by depositing funds with high credit quality financial institutions and by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.

NOTES TO THE FINANCIAL STATEMENTS

The Group’s maximum exposures to credit risk at the end of the reporting period in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Statement of Financial Position. Trade and other receivables by region are as follows:

	Consolidated
	2011	2010
	$'000	$'000
Australia	4,925	1,525
North America	341	217
Europe	203	242
	5,469	1,984

Concentration of credit risk
There are no significant concentrations of credit risk within the Group. The Group minimises concentration of credit risk in relation to trade receivables by undertaking transactions with a large number of customers. The credit risk on liquid funds is limited as the counterparties are banks with high credit ratings.

Credit risk is managed in the following way:
(i) customer payment terms are 30 days except for some customers who have 60 day terms;
(ii) credit limits are applied to customers to limit the credit risk exposure; and
(iii) by limiting the amount of credit exposure to any single counter-party for cash deposits.

Liquidity risk

The Group manages liquidity risks by maintaining adequate cash reserves and by continuously monitoring cash forecasts and actual cash flows.

Maturity analysis of financial liabilities based on management’s expectation
Trade payables and other financial liabilities mainly arise from the financing of assets used in our ongoing operations such as plant and equipment and investments in working capital. These assets are considered in the Group’s overall liquidity risk.

Consolidated
Year ended 30 June, 2011	< 6 months	6-12 months	1-5 Years	> 5 years	Total
	$'000	$'000	$'000	$'000	$'000

Financial Liabilities
Trade and other payables	4,247	-	-	-	4,247

Total	4,247	-	-	-	4,247

Year ended 30 June, 2010	< 6 months	6-12 months	1-5 Years	> 5 years	Total
	$'000	$'000	$'000	$'000	$'000

Financial Liabilities
Trade and other payables	5,365	-	-	-	5,365

Total	5,365	-	-	-	5,365

NOTES TO THE FINANCIAL STATEMENTS

Financing facilities available
At the end of the reporting period, the following financing facilities had been negotiated and were available:

	Consolidated
	2011	2010
	$'000	$'000

Multi option facility	250	1,000
	250	1,000

Used at balance date	250	526
Unused at balance date	-	474
	250	1,000

Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least $250,000 (2010: $1,000,000) at all times as security for the multi-option facility.

Derivative liability

	Consolidated
	2011	2010
	$'000	$'000

Derivative liability	1,047	-

The Amended and Restated Securities Purchase Agreement executed by MEI on 18 May, 2011, as disclosed in Note 12(a) to the financial statements, resulted in derivative liabilities relating to the adjustment shares that may be issued and the series A warrants that have a pricing reset mechanism. These derivative liabilities have been measured at fair value as described below.

Series B warrants also have a pricing reset mechanism, however these have been determined as having nil value at 18 May, 2011 and 30 June, 2011 on the basis that it is considered unlikely that such warrants would be exercised.

The fair values at 18 May, 2011 and 30 June, 2011 were determined using a Monte Carlo simulation model that simulates various possible outcomes given certain assumptions, inputs and expected distribution of outcomes. The key inputs and assumptions were as follows:

	18 May, 2011	30 June, 2011
Series A warrants
days to maturity	2,011	1,968
share price	$1.35	$1.02
exercise price	$1.57	$1.57
expected volatility *	121.50%	121.20%
risk free interest rate	1.87%	1.76%

Adjustment shares
days to maturity	366	323
share price	$1.35	$1.02
exercise price	n/a	n/a
expected volatility *	122.10%	112.90%
risk free interest rate	0.19%	0.19%
* expected volatility has been calculated as the midpoint between the historic volatility and the average industry volatility data

NOTES TO THE FINANCIAL STATEMENTS

The derivatives are considered a Level 3 financial instrument, whereby the valuation technique applied uses inputs that are not based on observable market data.

The fair value on initial recognition at 18 May 2011 was $1,053,000 and $6,000 fair value adjustment has been credited to profit or loss for the year ended 30 June 2011.

Note 16.     COMMITMENTS

	Consolidated
	2011	2010
	$'000	$'000

(a) Lease commitments *

Commitments in relation to operating leases
contracted for at the reporting date but not
recognised as liabilities payable:
Not later than 1 year	234	343
Later than 1 year but not later than 2 years	211	375
Later than 2 years but not later than 3 years	125	350
Later than 3 years but not later than 4 years	128	245
Later than 4 years but not later than 5 years	22	265
Greater than 5 years	-	68
	720	1,646

(b) Other expenditure commitments

Research and development contracts for service to be
rendered and other purchase committments:
Not later than 1 year	2,660	1,450
Later than 1 year but not later than 2 years	174	95
Later than 2 years but not later than 3 years	-	-
	2,834	1,545

* Operating leases represent payments for property and equipment rental. Leases for property include an annual review for CPI increases.

There are no commitments for capital expenditure outstanding at the end of the financial year.

NOTES TO THE FINANCIAL STATEMENTS

Note 17.     RELATED PARTY DISCLOSURES

Transactions with related parties
During the year the Company incurred $30,000 in consulting fees from Spark Capital, to which Mr Peter Scutt, a director of Novogen, consults as a corporate advisor. The fees were in association with the process of selling the consumer business. Upon the successful sale of the consumer business, an additional amount will be due to Spark Capital. Mr Scutt has not acted as a consultant to Spark Capital in this matter. The transaction was entered into on an arms length basis on both normal market prices and normal commercial terms.

Interests in subsidiaries
The consolidated financial statements include the financial statements of Novogen Limited and the subsidiaries listed in the following table.

Name of Entity	Country of Incorporation	% Equity interest *		Investment ($'000)
		2011	2010	2011	2010
Novogen Laboratories Pty Ltd ^	Australia	100	100	2,154	2,154
Novogen Research Pty Ltd ^	Australia	100	100	7,000	7,000
Novogen Inc	US	100	100	-	-
Glycotex, Inc.	US	80.7	80.7	857	857
Novogen Limited (UK)	UK	100	100	-	-
Novogen Canada Limited	Canada	100	100	-	-
Marshall Edwards, Inc. *	US	59.0	71.3	8,717	6,712
Marshall Edwards Pty Limited # *	Australia	59.0	71.3	-	-
				18,728	16,723

Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.

^ Entities subject to class order relief
Pursuant to Class Order 98/1418 (as amended) issued by the Australian Securities and Investment Commission, relief has been granted to these companies from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order, Novogen Limited and the subsidiaries subject to the Class Order (the “Closed Group”), entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The subsidiaries have also given a similar guarantee in the event that Novogen Limited is wound up.

# Entities that meet the requirements of small proprietary limited corporations.

* The proportion of ownership interest is equal to the proportion of voting power held and excludes convertible preference shares which do not hold any voting rights until converted.

NOTES TO THE FINANCIAL STATEMENTS

The consolidated Statement of Comprehensive Income and Statement of Financial Position of the entities that are members of the “Closed Group” are as follows:

Consolidated Statement of Comprehensive Income	CLOSED GROUP
	2011	2010
	$'000	$'000

Loss from continuing operations before income tax	(922)	(5,217)
Income tax expense	-	-
Loss after tax from continuing operations	(922)	(5,217)
Profit after tax from discontinuing operations	1,084	341
Accumulated losses at the beginning of the period	(121,668)	(117,015)
Net income recognised directly in equity	40	223
Accumulated losses at the end of the financial year	(121,466)	(121,668)

Consolidated Statement of Financial Position	CLOSED GROUP
	2011	2010
	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	2,314	4,264
Trade and other receivables	5,356	2,440
Inventories	295	1,068
Other current assets	271	348
Total current assets	8,236	8,120

NON-CURRENT ASSETS
Property, plant and equipment	20	155
Other financial assets	8,717	6,712
Total non-current assets	8,737	6,867

TOTAL ASSETS	16,973	14,987

CURRENT LIABILITIES
Trade and other payables	4,525	2,854
Provisions	710	549
Total current liabilities	5,235	3,403

NON-CURRENT LIABILITIES
Provisions	104	152
Total non-current liabilities	104	152

TOTAL LIABILITIES	5,339	3,555

NET ASSETS	11,634	11,432

EQUITY
Contributed equity	133,100	133,100
Accumulated losses	(121,466)	(121,668)
TOTAL EQUITY	11,634	11,432

NOTES TO THE FINANCIAL STATEMENTS

Note 18.     PARENT ENTITY INFORMATION

The following details information related to the parent entity, Novogen Limited, at 30 June, 2011. The information presented here has been prepared using consistent accounting policies as presented in Note 1.

STATEMENT OF FINANCIAL POSITION
as at 30 June, 2011
	Novogen Limited
	2011	2010
	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	1,933	3,906
Trade and other receivables	1	9
Other current assets	261	288
Total current assets	2,195	4,203

NON-CURRENT ASSETS
Other financial assets	8,717	6,712
Total non-current assets	8,717	6,712

TOTAL ASSETS	10,912	10,915

CURRENT LIABILITIES
Trade and other payables	158	158
Intercompany loan	3,739	-
Total current liabilities	3,897	158

TOTAL LIABILITIES	3,897	158
NET ASSETS	7,015	10,757

EQUITY
Contributed equity	133,100	133,100
Accumulated losses	(126,085)	(122,343)
TOTAL EQUITY	7,015	10,757

	Novogen Limited
	2011	2010
	$'000	$'000

Loss for the period	(3,782)	(2,379)

Total comprehensive income	(3,782)	(2,379)

Parent entity guarantees

(a)	The parent company has unconditionally guaranteed financial support for Novogen Limited (UK) should it be unable to meet its financial obligations.

(b)
As a condition of the Class Order, Novogen Limited and the subsidiaries subject to the Class Order, entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The subsidiaries have also given a similar guarantee in the event that Novogen Limited is wound up.

(c)
As a condition of establishing bank facilities Novogen Limited and its subsidiaries, Novogen Laboratories Pty Ltd and Novogen Research Pty Ltd have entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.

NOTES TO THE FINANCIAL STATEMENTS

Note 19.     REMUNERATION OF AUDITORS

	Consolidated
	2011	2010
	$	$

Amounts paid or due and payable to BDO for:
(a) an audit or review of the financial statements of the entity and any other entity in the consolidated group;	269,693	333,285
(b) other services in relation to the entity and any other entity in the consolidated entity.
- Tax compliance services	30,945	25,960
- MEI S3/S4/S8 audit and review services	83,689	-
- Other	-	-
	384,327	359,245

Amounts paid or due and payable to other entities in the BDO network for:
(a) an audit or review of the financial statements of the entity and any other entity in the consolidated group;	82,888	-
(b) other services in relation to the entity and any other entity in the consolidated entity.
- Tax compliance services	4,398	3,681
- Administrative matters	14,159	2,545
	101,445	6,226

Amounts paid or due and payable to non BDO audit firms for:
- an audit or review of the financial statements of the entity and any other entity in the consolidated group, for local statutory purposes	19,857	21,044
- other non-audit services - local statutory auditors	37,175	38,123
	57,032	59,167

	542,804	424,638

NOTES TO THE FINANCIAL STATEMENTS

Note 20.     DIRECTORS AND KEY MANAGEMENT PERSONNEL

a) Compensation of key management personnel

	Consolidated
	2011	2010
	$	$

Short term employee benefits	1,699,353	2,310,137
Post employment benefits	165,417	285,707
Long term employee benefits	36,220	44,157
Termination payments	738,715	2,201,366
Share-based payment	537,148	142,094
Total Compensation	3,176,853	4,983,461

Further information regarding key management personnel and their compensation can be found in the Audited Remuneration Report contained in the Directors’ Report commencing on page 23.

NOTES TO THE FINANCIAL STATEMENTS

b) Option holding of key management personnel

Novogen Limited

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2010				30 June, 2011	30 June, 2011	30 June, 2011
	Number	Number	Number	Number	Number	Number	Number
Non-executive Directors
WD Rueckert	-	375,000	-	-	375,000	-	375,000
P Scutt	-	375,000	-	-	375,000	-	375,000
PR White	-	375,000	-	-	375,000	-	375,000
RC Youngman	-	375,000	-	-	375,000	-	375,000

Executives
CD Kearney	233,084	-	-	(17,752)	215,332	139,440	75,892
RL Erratt	213,636	-	-	(213,636)	-	-	-
MG Hinze	140,376	250,000	-	(9,152)	381,224	84,467	296,757
AJ Husband	207,836	-	-	(207,836)	-	-	-
BM Palmer	226,392	-	-	(226,392)	-	-	-

Total	1,021,324	1,750,000	-	(674,768)	2,096,556	223,907	1,872,649

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2009				30 June, 2010	30 June, 2010	30 June, 2010
	Number	Number	Number	Number	Number	Number	Number
Executive Directors
AJ Husband	230,428	-	-	(22,592)	207,836	131,754	76,082
C Naughton	309,860	-	-	(309,860)	-	-	-

Executives
CD Kearney	245,172	-	-	(12,088)	233,084	103,359	129,725
RL Erratt	225,900	-	-	(12,264)	213,636	94,958	118,678
MG Hinze @	-	-	-	140,376	140,376	60,813	79,563
BM Palmer	238,784	-	-	(12,392)	226,392	99,921	126,471
DR Seaton	441,100	-	-	(441,100)	-	-	-
WJ Lancaster (US)	209,288	-	-	(209,288)	-	-	-

Total	1,900,532	-	-	(879,208)	1,021,324	490,805	530,519

@ Mr Hinze was appointed as CFO on 20 June, 2010.  Options held prior to his appointment as CFO are shown in net changes.

NOTES TO THE FINANCIAL STATEMENTS

Marshall Edwards, Inc.

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2010				30 June, 2011	30 June, 2011	30 June, 2011
	Number	Number	Number	Number	Number	Number	Number
Executives
DP Gold	220,390	-	-	-	220,390	64,282	156,108
TM Zech	73,463	-	-	-	73,463	18,366	55,097

Total	293,853	-	-	-	293,853	82,648	211,205

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2009				30 June, 2010	30 June, 2010	30 June, 2010
	Number	Number	Number	Number	Number	Number	Number
Executives
DP Gold	-	220,390	-	-	220,390	-	220,390
TM Zech	-	73,463	-	-	73,463	-	73,463

Total	-	293,853	-	-	293,853	-	293,853

NOTES TO THE FINANCIAL STATEMENTS

c) Shareholdings of key management personnel and their related parties

Novogen Limited

	Balance 1 July, 2010	Granted as remuneration	On exercise of options	Net change other	Balance 30 June, 2011
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord
Executive Directors
WD Rueckert *	5,000	-	-	-	5,000
JT Austin * @	-	-	-	20,288,053	20,288,053
PA Johnston #	73,594	-	-	-	73,594
GM Leppinus #	11,883	-	-	-	11,883
PJ Nestel AO #	32,000	-	-	-	32,000

Executives	-
CD Kearney	8,850	-	-	-	8,850
MG Hinze	14,728	-	-	-	14,728
RL Erratt #	271,368	-	-	-	271,368
AJ Husband #	102,920	-	-	-	102,920
BM Palmer #	205,636	-	-	-	205,636

Total	725,979	-	-	20,288,053	21,014,032

# Closing balance represents the shareholding at the time the key management personnel’s employment ceased with the Company.

* Shares held include sponsored ADR’s.

@ Mr Austin was elected as a Director in September, 2010.  Shares held prior to his appointment as a Director are shown in net changes.

	Balance 1 July, 2009	Granted as remuneration	On exercise of options	Net change other	Balance 30 June, 2010
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord
Executive Directors
PA Johnston	73,594	-	-	-	73,594
C Naughton #	633,511	-	-	-	633,511
AJ Husband	102,920	-	-	-	102,920
GM Leppinus	11,883	-	-	-	11,883
PJ Nestel AO	32,000	-	-	-	32,000
WD Rueckert *	5,000	-	-	-	5,000
PB Simpson #	5,500	-	-	-	5,500

Executives
DR Seaton #	37,378	-	-	-	37,378
BM Palmer	205,636	-	-	-	205,636
CD Kearney	8,850	-	-	-	8,850
RL Erratt	271,368	-	-	-	271,368
MG Hinze @	-	-	-	14,728	14,728

Total	1,387,640	-	-	14,728	1,402,368

# Closing balance represents the shareholding at the time the key management personnel’s employment ceased with the Company.

* Shares held as sponsored ADR’s.

@ Mr Hinze was appointed as CFO on 20 June, 2010.  Shares held prior to his appointment as CFO are shown in net changes.

NOTES TO THE FINANCIAL STATEMENTS

All equity transactions with Executive Directors and executives, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm’s length.

Note 21.     DISCONTINUING OPERATIONS

At the Company’s AGM in October, 2010 it was announced that the Company was looking at strategic alternatives for its Consumer Business. The Company commenced a planned process to dispose of this business and in April, 2011 appointed a financial advisor to actively search for a buyer and complete the plan. This process was completed in August, 2011, for more information refer to Note 23 - “Events after the end of the reporting period”.

Financial information for this discontinuing operation is set out below:

	2011	2010
	$'000	$'000
Total revenue	11,353	8,123
Expenses	(9,882)	(7,546)

Profit before tax from discontinuing operations	1,471	577

Tax expense	(4)	(9)

Profit after tax from discontinuing operations	1,467	568

	2011	2010
	$'000	$'000

Net cash inflow from operating activities	1,202	593

Net cash increase genereated by discontinuing operations	1,202	593

The assets held for sale are detailed below. No amount is included for receivables or payables which will not be included in the assets transferred in the proposed business sale.

There are no non-current assets held for sale.

	2011	2010
	$'000	$'000

Inventories	654	1,561
Total assets	654	1,561

Net assets	654	1,561

NOTES TO THE FINANCIAL STATEMENTS

Note 22.     CONTINGENT ASSETS AND CONTINGENT LIABILITIES

Guarantees

(a)
The Company is continuing to prosecute its IP rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The Company has provided a guarantee to the value of €250,000 with the court to confirm its commitment to the ongoing enforcement process.

(b)
As a condition of establishing bank facilities Novogen Limited and its subsidiaries, Novogen Laboratories Pty Ltd and Novogen Research Pty Ltd have entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.

Parent entity guarantees are further disclosed in Note 18.

Note 23.     EVENTS AFTER THE END OF THE REPORTING PERIOD

Novogen Limited received a letter from The Nasdaq Stock Market on 21 July, 2011 notifying it that for the last 30 consecutive business days the bid price of the Company’s American Depository Receipts (“ADR’s”) closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq Capital Market under Nasdaq Rule 5450(a)(1). According to Nasdaq’s letter, the Company will be afforded a grace period of 180 calendar days, or until 17 January, 2012, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A).  In order to regain compliance, shares of the Company’s ADR’s must maintain a minimum bid closing price of at least US$1.00 per share for a minimum of ten consecutive business days during the grace period. The Company intends to actively monitor the bid price of its ADR’s between now and 17 January, 2012. This notification from The Nasdaq Stock Market has no bearing on the Australian Stock Exchange listing.

On 2 August, 2011 Novogen announced the completion of the sale of its consumer products business to Pharm-a-Care Laboratories Pty Limited for a total sale price of $10.1million. The sale of the consumer business follows the review by the Board of the Company of the strategic alternatives for its consumer products business. While this business has grown over the past 12 months and is profitable, it did not fit with the Company’s longer term focus on therapeutic drug development programs primarily, through the Company’s majority owned subsidiaries Marshall Edwards, Inc. and Glycotex, Inc.

On 25 July, 2011, MEI issued 375,000 shares following the conversion of Series B Warrants issued under the private placement in May, 2011. Gross proceeds received from the conversion of the warrants was US$341,000.

On 18 August, 2011, MEI issued a further 919,000 shares following the conversion of Series B Warrants issued under the private placement in May, 2011. Gross proceeds received from the conversion of the warrants was US$928,000. Novogen’s ownership following this share issue is 51.5%, excluding the potential common stock convertible under the preference shares issued to Novogen under IP assets sale to MEI. In the event that Novogen exercised these preference shares the resultant ownership interest in MEI would be 67.1%.

There have been no other significant events occurring after the end of the reporting period which have had a material impact on the business.

NOTES TO THE FINANCIAL STATEMENTS

DIRECTORS’ DECLARATION

The Directors of the Company declare that:

1.
The financial statements, comprising the Statement of Comprehensive Income, Statement of Financial Position, Statement of Cash Flows, Statement of Changes in Equity, accompanying notes, are in accordance with the Corporations Act 2001 and:

(a)	comply with Accounting Standards and the Corporations Regulations 2001; and

(b)	give a true and fair view of the consolidated entity’s financial position as at 30 June, 2011 and of its performance for the year ended on that date.

2.	The Company has included in the notes to the financial statements an explicit and unreserved statement of compliance with International Financial Reporting Standards.

3.	In the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

4.
The remuneration disclosures included in pages 23 to 29 of the Directors’ Report (as part of the audited Remuneration Report) for the year ended 30 June, 2011 comply with section 300A of the Corporations Act 2001.

5.	The Directors have been given the declaration by Chief Financial Officer required by section 295A.

Novogen Limited and its subsidiaries identified in Note 18 are parties to the deed of cross guarantee under which each company guarantees the debts of the others. At the date of this declaration there are reasonable grounds to believe that the companies which are parties to this deed of cross guarantee will as a consolidated entity be able to meet any obligations or liabilities to which they are, or may become, subject to, by virtue of the deed.

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors by:

/s/ William Rueckert

William Rueckert
Chairman

Sydney, 31 August, 2011

INDEPENDENT AUDITOR’S REPORT

To the members of Novogen Limited

Report on the Financial Report

We have audited the accompanying financial report of Novogen Limited, which comprises the statement of financial position as at 30 June 2011, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDIT REPORT

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001 would be in the same terms if it had been given to the directors at the time that this auditor’s report was made.

Auditor’s Opinion

In our opinion:
(a) the financial report of Novogen Limited is in accordance with the Corporations Act 2001, including:
(i) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2011 and of its performance for the year ended on that date; and
ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and
(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 23 to 29 of the directors‟ report for the year ended 30 June 2011. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s Opinion

In our opinion, the Remuneration Report of Novogen Limited for the year ended 30 June 2011, complies with section 300A of the Corporations Act 2001.

BDO Audit (NSW-VIC) Pty Ltd

/s/Simon Coulton

Simon Coulton
Director

Dated in Sydney this 31st day of August, 2011.

NOVOGEN LIMITED AND CONTROLLED ENTITIES

ASX Additional Information

1.      The information required in the appendix 4E, required by the Australian Stock Exchange, has been satisfied through this annual report.

2.      Novogen Limited has an Audit Committee consisting of WD Rueckert (Chairman), JT Austin and PR White.

3.      The names of the Substantial Shareholders disclosed to the Company are as follows:

Oppenheimer Funds Inc.	11,552,712 Shares
Josiah T Austin and El Coronado Holdings, LLC	20,288,053 Shares	(4,531,633 directly owned with the remaining 15,756,420 represented by 3,151,284 sponsored ADR’s)

4.         Distribution of shareholders by size of holding as at 31 July, 2011 was:

Category (size of Holding)	Number of Shareholders	Number of Shares
1 – 1,000	1,555	939,072
1,001 – 5,000	1,445	3,876,194
5,001 – 10,000	391	3,097,478
10,001- 100,000	411	11,421,533
100,001+	48	82,791,617
	3,850	102,125,894

There is only one class of shares and all shareholders have equal voting rights.

5.         The number of shareholdings held in less than marketable parcels is 2,390.

NOVOGEN LIMITED AND CONTROLLED ENTITIES

ASX Additional Information
6.      The names of the 20 largest shareholders listed in the holding Company’s Register as at 26 August, 2011 were:

		Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
1.	National Nominees Limited	50,988,236	49.93%
2.	J P Morgan Nominees Australia Limited	8,708,194	8.53%
3.	El Coronado Holdings, LLC	4,531,633	4.44%
4.	Bende Holdings Pty Limited	3,059,238	3.00%
5.	HSBC Custody Nominees (Australia) Limited	2,989,411	2.93%
6.	Petlind Pty Limited	908,658	0.89%
7.	Aquagolf Pty Limited	900,000	0.88%
8.	Ankerwyke Holdings Pty Ltd	800,000	0.78%
9.	Mr Ahmed Bashir	717,339	0.70%
10.	Jonwood Constructions Pty Ltd	560,000	0.55%
11.	Berne No 132 Nominees Pty Ltd	511,196	0.50%
12.	Coolawin Road Pty Ltd	503,300	0.49%
13.	Catl Pty Ltd	490,000	0.48%
14.	Mr John Anderson Maher	400,000	0.39%
15.	Mr Dusko Vukas and MRS Nevenka Vukas	387,500	0.38%
16.	Werona Investments Pty Ltd	362,911	0.36%
17.	Mr Sunder Raj Eswara and Mrs Kalavathy Sunder Raj	358,119	0.35%
18.	Netned Pty Ltd	333,660	0.32%
19.	Mr James Armstrong	300,000	0.29%
20.	Mr Kent Miller Logie	268,889	0.26%
			0.00%
		78,078,284	76.45%

7.      The name of the Company Secretary is Ronald Lea Erratt.

8.      The address of the principal Registered Office is 140 Wicks Road, North Ryde, NSW, 2113, Australia.
Telephone: +61 2 9878 0088   Facsimile:  +61 2 9878 0055.

9.      The Company’s Share Register is maintained by Computershare Investor Services Pty Limited,
Level 12, 565 Bourke Street, Melbourne, VIC, 3000, Australia.
         Telephone +613 9611 5711 – Facsimile +61 3 9611 5710.
Investor enquiries within Australia 1300 855 080.
E-mail essential.registry@computershare.com.au

10.    Quotation has been granted for all the ordinary shares of the Company on all Member Exchanges of the Australian Stock Exchange Limited.  American Depository Receipts (ADR) – an ADR is created with 5 Australian listed shares - are traded on the NASDAQ Capital Market exchange (code NVGN). Marshall Edwards, Inc., is listed and quoted on the NASDAQ Capital Market where shares (code MSHL) are traded.